UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2022

PROLOGIS, INC.

PROLOGIS, L.P.

(Exact name of registrant as specified in its charter)

Maryland (Prologis, Inc.)	001-13545 (Prologis, Inc.)	94-3281941 (Prologis, Inc.)
Delaware (Prologis, L.P.)	001-14245 (Prologis, L.P.)	94-3285362 (Prologis, L.P.)
(State or other jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

Pier 1, Bay 1, San Francisco, California	94111
(Address of Principal Executive Offices)	(Zip Code)

Registrants’ Telephone Number, including Area Code: (415) 394-9000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Prologis, Inc.	Common Stock, $0.01 par value	PLD	New York Stock Exchange
Prologis, L.P.	3.000% Notes due 2022	PLD/22	New York Stock Exchange
Prologis, L.P.	2.250% Notes due 2029	PLD/29	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 11, 2022, Prologis, Inc. (“Prologis”) and Prologis, L.P. (“Prologis OP”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Prologis, Prologis OP, Compton Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Prologis (“Prologis Merger Sub”), Compton Merger Sub OP LLC, a Delaware limited liability company and a wholly owned subsidiary of Prologis OP (“Prologis OP Merger Sub” and, together with Prologis, Prologis OP and Prologis Merger Sub, the “Prologis Parties”), Duke Realty Corporation, an Indiana corporation (“DRE”) and Duke Realty Limited Partnership, an Indiana limited partnership (“DRE OP” and, together with DRE, the “DRE Parties”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (a) DRE will merge with and into Prologis Merger Sub (the “DRE Merger”), with Prologis Merger Sub surviving the merger and remaining a wholly owned subsidiary of Prologis (the “Surviving Entity”), (b) thereafter, Prologis and the Surviving Entity will cause all of the outstanding equity interests of the Surviving Entity to be contributed to Prologis OP in exchange for the issuance by Prologis OP of partnership interests in Prologis OP to Prologis and/or its subsidiaries as directed by Prologis, and (c) thereafter, Prologis OP Merger Sub will be merged with and into DRE OP, with DRE OP surviving the merger and becoming a wholly owned subsidiary of Prologis OP (the “Partnership Merger” and, together with the DRE Merger, the “Mergers”).

At the effective time of the DRE Merger (the “DRE Merger Effective Time”), each share of common stock, par value $0.01 per share, of DRE (“DRE Common Stock”) issued and outstanding immediately prior to the DRE Merger Effective Time (other than shares of DRE Common Stock owned by any of the DRE Parties or any of their respective wholly owned DRE subsidiaries and shares of DRE Common Stock owned by any of the Prologis Parties or any of their respective wholly owned subsidiaries) will be automatically converted into the right to receive 0.475 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of Prologis (“Prologis Common Stock” and such consideration, the “Merger Consideration”), together with cash in lieu of fractional shares, without interest, but subject to any withholding required under applicable law, upon the terms and subject to the conditions set forth in the Merger Agreement.

Prologis will take all action necessary to add James B. Connor, DRE’s Chairman and Chief Executive Officer, to the Prologis board of directors at the DRE Merger Effective Time.

The DRE Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

At the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), (a) the general partner interests in DRE OP as of immediately prior to the Partnership Merger Effective Time will remain general partnership interests in DRE OP, (b) each common partnership interest of DRE OP (“DRE Common OP Units”) that is issued and outstanding immediately prior to the Partnership Merger Effective Time (other than any DRE Common OP Units as described in clauses (c) and (d) below) will automatically be converted into new validly issued common limited partnership interests in Prologis OP in an amount equal to the Exchange Ratio and each holder of DRE Common OP Units will be admitted as a limited partner of Prologis OP in accordance with the terms of Prologis OP’s partnership agreement, (c) each DRE Common OP Unit owned by the Surviving Entity as of immediately prior to the Partnership Merger Effective Time will remain outstanding at and following the Partnership Merger Effective Time and (d) each DRE Common OP Unit owned by any wholly owned subsidiary of the Surviving Entity or of DRE OP, in each case, as of immediately prior to the Partnership Merger Effective Time, will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor.

The consummation of the Mergers is subject to certain closing conditions, including (a) the approval of the Merger Agreement by the holders of a majority of the outstanding shares of DRE Common Stock and the approval of the issuance of Prologis Common Stock in the DRE Merger (the “Prologis Common Stock Issuance”) by a majority of votes of Prologis Common Stock cast on such matter, (b) the shares of Prologis Common Stock to be issued in the DRE Merger will have been approved for listing on the New York Stock Exchange, (c) the Form S-4 to be filed by Prologis to register the offer and sale of shares of Prologis Common Stock in the DRE Merger being declared effective, (d) the absence of any temporary restraining order, injunction or other legal order, and no law being enacted, which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers, (e) the receipt of certain legal opinions by Prologis and DRE and (f) other customary conditions specified in the Merger Agreement.

The Merger Agreement contains customary representations, warranties, agreements and covenants, including covenants providing that each of the Prologis Parties and the DRE Parties will use commercially reasonable efforts to conduct their respective businesses in all material respects in the ordinary course, consistent with past practice, during the period between the execution of the Merger Agreement and the earlier of the DRE Merger Effective Time or the termination of the Merger Agreement. Specifically, none of the DRE Parties can take certain specified actions without Prologis’s prior written consent (not to be unreasonably withheld, delayed or conditioned), including, among other things (subject to certain exceptions) (a) issuing any shares, (b) making any loans or incurring any indebtedness, (c) settling certain litigation, (d) making capital expenditures not in accordance with DRE’s capital expenditure plan or (e) taking any action, or failing to take any action, that would reasonably be expected to cause (i) DRE to fail to qualify as a REIT or (ii) any DRE subsidiary to cease to be treated as a partnership or disregarded entity for federal income tax purposes or a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT.

Each of Prologis and DRE has agreed not to make, declare or set aside any dividend or other distribution to its respective shareholders without the prior written consent of the other party, except that upon written notice to the other party, (a) DRE may authorize and pay (i) quarterly distributions at a rate not in excess of $0.28 per share per quarter and (ii) the regular distributions that are required to be made in respect of the DRE Common OP Units in connection with any dividends paid on the shares of DRE Common Stock under DRE OP’s partnership agreement and (b) Prologis may authorize and pay (i) quarterly distributions at a rate not in excess of $0.79 per share per quarter, except that Prologis’s board of directors may increase such dividend by no more than 15% (and if Prologis does make such an increase, DRE will be permitted to make a corresponding increase (of not more than 15%) in its regular dividend for the same quarterly period), (ii) dividends pursuant to the terms of the Series Q Preferred Stock, par value $0.01, of Prologis and (iii) the regular distributions that are required to be made in respect of the common limited partnership interests in Prologis OP in connection with any dividends paid on the Prologis Common Stock and dividends required to be made in respect of the limited partnership interests in Prologis OP designated as “Series Q Preferred Partnership Units,” “6.25% Series T Cumulative Redeemable Preferred Partnership Units” and “Class A Convertible Common Units” under Prologis OP’s partnership agreement. In addition, DRE has agreed that any quarterly dividends or distributions by DRE Parties will have the same record date and the same payment date as Prologis and the Prologis OP.

Each of Prologis and DRE has agreed not to (a) solicit proposals relating to certain alternative transactions, (b) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party or (c) approve or enter into any agreements providing for any such alternative transaction, subject to certain exceptions to permit members of each of Prologis’ and DRE’s board of directors to comply with their duties as directors under applicable law. Notwithstanding these “no-shop” restrictions, prior to obtaining the Prologis and DRE shareholder approval, under specified circumstances Prologis’ or DRE’s respective board of directors may change its respective recommendation of the transaction, and DRE may also terminate the Merger Agreement to accept a superior proposal upon payment of the termination fee described below.

The Merger Agreement may be terminated under certain other circumstances, including by either Prologis or DRE if the Mergers have not been consummated on or before January 11, 2023, if a final and non-appealable order is entered enjoining or otherwise prohibiting the Mergers, if the DRE shareholders shall have voted at the special meeting held to consider the approval of the Merger Agreement and the Merger Agreement is not approved, or if the Prologis shareholders shall have voted at the special meeting held to consider the approval of the Prologis Common Stock Issuance and the Prologis Common Stock Issuance is not approved.

The Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, DRE may be required to pay to Prologis a termination fee of $775 million, Prologis may be required to pay to DRE a termination fee of $1.5 billion, or either party may be required to reimburse the other party’s transaction expenses up to an amount equal to $15 million.

The foregoing summary of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Prologis, Prologis OP, DRE, DRE OP or their respective subsidiaries or affiliates. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made by the parties), may have been made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries to the representations and warranties contained in the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Prologis’s or Prologis OP’s or DRE’s or DRE OP’s public disclosures.

Item 7.01. Regulation FD Disclosure.

On June 13, 2022, Prologis and DRE issued a joint press release announcing the execution of the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on June 13, 2022, Prologis posted an investor presentation to its investor relations website at ir.prologis.com related to the transactions contemplated by the Merger Agreement. The presentation provides information on both Prologis and DRE and an overview of the strategic rationale for the transaction. The presentation is attached hereto as Exhibit 99.2.

The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be incorporated by reference into any filing of the registrant, whether made before, on or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of June 11, 2022, by and among the Prologis Parties and the DRE Parties.*
99.1	Press Release of Prologis and DRE, dated June 13, 2022.
99.2	Investor Presentation, dated June 13, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Prologis agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and DRE operate as well as beliefs and assumptions of Prologis and DRE. Such statements involve uncertainties that could significantly impact Prologis’ or DRE’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or DRE expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and DRE, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or DRE operate, Prologis’ and DRE’s respective debt, capital structure and financial position, Prologis’ and DRE’s respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and DRE believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor DRE can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis’ and DRE’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and DRE management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that DRE’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and DRE to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis’ or DRE’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and DRE maintain and their credit ratings; (xviii) risks related to Prologis’ and DRE’s investments in co-investment ventures, including Prologis’ and DRE’s ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis’ and DRE’s respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor DRE undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and DRE (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and DRE’s shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DRE. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by DRE with the SEC may be obtained free of charge at DRE’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DRE by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and DRE and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about DRE’s directors and executive officers is available in DRE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DRE as indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PROLOGIS, INC.

Dated: June 13, 2022	By:	/s/ Edward S. Nekritz
		Name:	Edward S. Nekritz
		Title:	Chief Legal Officer, General Counsel and Secretary

PROLOGIS, L.P.
By: Prologis, Inc., its General Partner

Dated: June 13, 2022	By:	/s/ Edward S. Nekritz
		Name:	Edward S. Nekritz
		Title:	Chief Legal Officer, General Counsel and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PROLOGIS, INC.,

PROLOGIS, L.P.,

COMPTON MERGER SUB LLC,

COMPTON MERGER SUB OP LLC,

DUKE REALTY CORPORATION,

and

DUKE REALTY LIMITED PARTNERSHIP

Dated as of June 11, 2022

TABLE OF CONTENTS

Exhibit A	Form of Alston & Bird LLP Tax Opinion
Exhibit B	Form of Wachtell, Lipton, Rosen & Katz Section 368 Opinion
Exhibit C	Form of Mayer Brown LLP Tax Opinion
Exhibit D	Form of Hogan Lovells US LLP Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 11, 2022, is made by and among PROLOGIS, INC., a Maryland corporation (“Parent”), PROLOGIS, L.P., a Delaware limited partnership (“Parent OP”), COMPTON MERGER SUB LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Prologis Merger Sub”), COMPTON MERGER SUB OP LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent OP (“Prologis OP Merger Sub” and, together with Parent, Parent OP and Prologis Merger Sub, the “Parent Parties”), DUKE REALTY CORPORATION, an Indiana corporation (the “Company”), and DUKE REALTY LIMITED PARTNERSHIP, an Indiana limited partnership (the “Partnership” and, together with the Company, the “Company Parties”). Parent, Parent OP, Prologis Merger Sub, Prologis OP Merger Sub, the Company and the Partnership are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, it is proposed that: (a) at the Company Merger Effective Time, the Company and Prologis Merger Sub shall merge pursuant to the Company Merger, in which each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 3.1(a)(iii)) shall be converted into the right to receive the Merger Consideration; and (b) immediately after the Company Merger, all of the outstanding equity interest in the Prologis Merger Sub, as the Surviving Entity, shall be contributed to Parent OP in exchange for equity interests in Parent OP pursuant to the Contribution and Issuance, in each case, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is further proposed that: at the Partnership Merger Effective Time, Prologis OP Merger Sub and the Partnership shall merge pursuant to the Partnership Merger, in which each of the common partnership interests of the Partnership (any such common partnership unit, a “Partnership OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Partnership OP Units to be cancelled in accordance with Section 3.1(b)(iv)) shall be converted into the right to receive the Partnership Merger Consideration;

WHEREAS, each of the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company (the “Company Board”) has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Company Merger and the Partnership Merger, to be advisable and in the best interests of Parent and the Company, respectively, and the stockholders of Parent and the Company, respectively, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, in its capacity as the general partner of Parent OP, has taken all actions required for the execution of this Agreement by Parent OP and to approve the consummation by Parent OP of the transactions contemplated hereby;

WHEREAS, the Company, in its capacity as the general partner of the Partnership, has taken all actions required for the execution of this Agreement by the Partnership and to approve the consummation by the Partnership of the transactions contemplated hereby;

WHEREAS, each of the sole member of Prologis Merger Sub and the sole member of Prologis OP Merger Sub has taken all actions required for the execution of this Agreement by Prologis Merger Sub and Prologis OP Merger Sub, respectively, and to approve the consummation by Prologis Merger Sub and Prologis OP Merger Sub, respectively, of the transactions contemplated hereby, including the Company Merger and the Partnership Merger, as applicable;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and hereby is adopted as a plan of reorganization for the Company Merger for purposes of Sections 354 and 361 of the Code; and (b) the Partnership Merger shall qualify as and constitute an “assets over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1      Certain Definitions.

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (other than any of the Parties or their Subsidiaries) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company or Parent, as applicable, or any of their respective Subsidiaries that would result in any Person beneficially owning more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as the case may be, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of the Company’s or Parent’s, as applicable, or its respective Subsidiaries’ assets (including stock or other ownership interests of its respective Subsidiaries) representing more than fifteen percent (15%) of the assets of the Company and the Company Subsidiaries or Parent and its Subsidiaries, as applicable, and in each case on a consolidated basis, (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than fifteen percent (15%) of the outstanding shares of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding voting securities of the Company or Parent, as applicable, or any successor thereto or parent company thereof; provided, however, that (1) the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement and (2) solely with respect to Parent and/or the Parent Subsidiaries, the references to “fifteen percent (15%)” in this definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to an Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Company Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Class A Convertible Common Unit” means a partnership interest in Parent OP designated as a “Class A Convertible Common Unit” under the Parent Partnership Agreement.

“Company 2000 PSP” means the Company’s 2000 Performance Share Plan, as amended and in effect on the date hereof, which is a subplan of the Company’s 2005 Long-Term Incentive Plan, as amended and in effect on the date hereof.

“Company 2000 PSP Award” means an award of performance shares relating to shares of Company Common Stock granted under the Company 2000 PSP (including any dividend equivalent units credited thereon).

“Company Credit Facility” means that certain Amended and Restated Revolving Credit Agreement, dated March 26, 2021, by and among Duke Realty Limited Partnership, as borrower, Duke Realty Corporation, as general partner and guarantor, the lenders and other parties from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended, restated, supplemented or otherwise modified prior to the date of this Agreement).

“Company Datasite” means that certain datasite maintained by the Company at Datasite.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence at 10 a.m. New York City time on the date hereof.

“Company Debt Agreements” means (a) the Company Credit Facility; (b) the Company Notes Indentures; and (c) any loan or note secured by a lien or any mortgage of the Company or its Subsidiaries.

“Company Development Contracts” means any contracts for the design, development and construction of the Company Development Properties, including any binding agreement for ground-up development or commencement of construction by the Company or a Company Subsidiary.

“Company Direct Stock Purchase and Dividend Reinvestment Plan” means the Company Direct Stock Purchase and Dividend Reinvestment Plan, as amended and in effect on the date hereof.

“Company Director DSU Account” means the portion of each account of each participant in the Company’s 2015 Non-Employee Directors Compensation Plan or the Company’s Directors’ Deferred Compensation Plan, as amended and restated effective January 30, 2008 that is notionally invested in shares of Company Common Stock as of immediately prior to the Company Merger Effective Time (including any notional shares credited thereto in respect of deemed reinvested dividends).

“Company Equity Incentive Plans” means the Company’s 2015 Long-Term Incentive Plan, as amended and in effect on the date hereof, and the Company’s 2005 Long-Term Incentive Plan, as amended and in effect on the date hereof.

“Company Executive DSU Account” means the portion of each account of each participant in the Company’s Executives’ Deferred Compensation Plan, as amended and restated effective December 5, 2007, that is notionally invested in shares of Company Common Stock as of immediately prior to the Company Merger Effective Time (including any notional shares credited thereto in respect of deemed reinvested dividends).

“Company Leases” means any lease, sublease, or other right of occupancy that the Company or the Company Subsidiaries are party to as landlord with respect to each of the applicable Company Properties.

“Company Material Adverse Effect” means, with respect to the Company, the Partnership or any of the Company Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect the industries in which the Company and the Company Subsidiaries operate (including any COVID-19 Measures), (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships (provided that this clause (iii) shall not apply to Section 4.6, Section 4.14(g) or the first sentence of Section 6.1), (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (v) earthquakes, hurricanes or other natural disasters or epidemic, pandemic, including the COVID-19 pandemic, and any future resurgence, or evolutions or mutations of COVID-19 or related disease outbreaks, epidemics or pandemics, or any escalation or worsening thereof, including governmental or other commercially reasonable measures to the extent related thereto (including any COVID-19 Measures), (vi) any decline in the market price, or change in trading volume, of the shares of capital stock of the Company or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) the pendency of the transactions contemplated hereby; provided, however, that such Events (x) in the cases of clauses (i), (ii) and (iv), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate, and (y) in the case of clause (v), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in the United States in which the Company and Company Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impair or delay the ability of the Company Parties to consummate the Mergers or the other transactions contemplated hereby on or prior to the Drop Dead Date (other than any Event due or related to any Claim related to the transactions described herein under any antitrust laws).

“Company Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or a Company Subsidiary has obligations or its assets are otherwise bound:

(a)            that requires the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(b)            that requires the Company or any Company Subsidiary to acquire assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c)            that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of the Company Properties or the funding of improvements to Company Properties) in an amount in excess of $50,000,000;

(d)            that constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $50,000,000;

(e)            that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $50,000,000 and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(f)            that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of the Company or any Company Subsidiary to engage in any line of business or conduct business in a geographic area;

(g)            that sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary with a Third Party;

(h)            that constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $10,000,000;

(i)            any Company Development Contract with a total contract amount in excess of $75,000,000;

(j)            that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor (other than the Company Governing Documents and the organizational documents of the Company Subsidiaries) which, solely in the case of any such contracts providing indemnification to any such trustees or agents, would be material to the Company; or

(k)            that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2021 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Company Notes Indentures” means (i) that certain Indenture, dated as of September 19, 1995, between Duke Realty Limited Partnership and J.P. Morgan Trust Company, National Association (successor in interest to The First National Bank of Chicago), as trustee, as supplemented by the First Supplemental Indenture, dated September 19, 1995, the Second Supplemental Indenture, dated April 29, 1996, the Third Supplemental Indenture, dated May 13, 1997, the Fourth Supplemental Indenture, dated August 21, 1997, the Fifth Supplemental Indenture, dated May 27, 1998, the Sixth Supplemental Indenture, dated February 12, 1999, the Seventh Supplemental Indenture, dated June 18, 1999, the Eighth Supplemental Indenture, dated November 16, 1999, the Ninth Supplemental Indenture, dated March 5, 2001, the Tenth Supplemental Indenture, dated June 8, 2001, the Eleventh Supplemental Indenture, dated August 26, 2002, the Twelfth Supplemental Indenture, dated January 16, 2003, the Thirteenth Supplemental Indenture, dated May 22, 2003, the Fourteenth Supplemental Indenture, dated October 24, 2003, the Fifteenth Supplemental Indenture, dated January 7, 2004, the Sixteenth Supplemental Indenture, dated January 16, 2004, the Seventeenth Supplemental Indenture, dated August 16, 2004, the Eighteenth Supplemental Indenture, dated December 22, 2004, the Nineteenth Supplemental Indenture, dated as of March 1, 2006, the Twentieth Supplemental Indenture, dated as of July 24, 2006 and as otherwise modified or supplemented prior to the date of this Agreement and (ii) that certain Indenture, dated as of July 28, 2006, between Duke Realty Limited Partnership and The Bank of New York Mellon Trust Company, N.A. (as successor to J.P. Morgan Trust Company, National Association), as trustee, as supplemented by the First Supplemental Indenture, dated as of August 24, 2006, the Second Supplemental Indenture, dated as of August 24, 2006, the Third Supplemental Indenture, dated as of September 11, 2007, the Fourth Supplemental Indenture, dated as of May 8, 2008, the Fifth Supplemental Indenture, dated as of August 11, 2009, the Sixth Supplemental Indenture, dated as of August 11, 2009, the Seventh Supplemental Indenture, dated as of April 1, 2010, the Eighth Supplemental Indenture, dated June 11, 2012, the Ninth Supplemental Indenture, dated September 19, 2012, the Tenth Supplemental Indenture, dated March 15, 2013, the Eleventh Supplemental Indenture, dated December 3, 2013, the Twelfth Supplemental Indenture, dated as of November 17, 2014, the Thirteenth Supplemental Indenture, dated as of June 23, 2016, the Fourteenth Supplemental Indenture, dated as of December 12, 2017, the Fifteenth Supplemental Indenture, dated as of September 11, 2018, the Sixteenth Supplemental Indenture, dated as of November 15, 2019, the Seventeenth Supplemental Indenture, dated as of February 21, 2020, the Eighteenth Supplemental Indenture, dated as of June 29, 2020, the Nineteenth Supplemental Indenture, dated as of January 21, 2021, the Twentieth Supplemental Indenture, dated as of November 10, 2021 and as otherwise modified or supplemented prior to the date of this Agreement.

“Company PSP Award” means an award of performance shares relating to shares of Company Common Stock granted under a Company Equity Incentive Plan (including any dividend equivalent units credited thereon), other than a Company 2000 PSP Award.

“Company RSU Award” means an award of restricted stock units relating to shares of Company Common Stock granted under a Company Equity Incentive Plan (including any dividend equivalent units credited thereon).

“Company’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1 of the Company Disclosure Schedule.

“Confidentiality Agreement” means the mutual non-disclosure agreement, dated as of June 5, 2022, between Parent and the Company.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or another pandemic.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Law” means any Law (including common law), relating to the pollution, protection, or restoration of the Environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any material permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means, with respect to the Parent Parties or the Company Parties, as applicable, an amount not to exceed $15,000,000.00, equal to the sum of all documented reasonable out-of-pocket Expenses paid or payable by any of the Parent Parties or the Company Parties, as applicable, in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by any of the Parent Parties or the Company Parties, as applicable, or on their behalf in connection with or related to (a) any due diligence in connection with the transactions contemplated by this Agreement, (b) the authorization, preparation, negotiation, execution and performance of this Agreement, (c) the preparation, printing and filing of the Form S-4 and the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, (d) all SEC and other regulatory filing fees incurred in connection with the transactions contemplated by this Agreement, (e) the solicitation of stockholder and partner approvals, (f) engaging the services of the Exchange Agent, (g) obtaining third-party consents and (h) any other filings with the SEC and all other matters related to the consummation of the Mergers and the other transactions contemplated by this Agreement.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign laws related to the payment of wages, including minimum wage and overtime wages.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or any hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law, including petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) registered and unregistered copyrights, copyrightable works and database rights, (d) confidential and proprietary information, including trade secrets, knowhow, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material fact or Event that has occurred or arisen after the date of this Agreement, that was not known to the Company Board or the Parent Board, as applicable (or, if known, the consequences of which were not reasonably foreseeable to the Company Board or Parent Board, as applicable, as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole, or of Parent and the Parent Subsidiaries, taken as a whole, as applicable; provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal with respect to the applicable Party or any matter relating thereto (it being understood that, for purposes of this clause (a) “Acquisition Proposal” shall include any inquiry, proposal, indication of interest or offer that would otherwise be excluded pursuant to clause (2) of the definition of Acquisition Proposal), (b) changes in the market price or trading volume of the capital stock of the Company or Parent or any of their respective Subsidiaries, or (c) the Company or Parent or any of their respective Subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, that, with respect to the foregoing clauses (b) and (c), any fact or Event giving rise to such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not falling into the foregoing clause (a) of this definition.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, in each case, used in the operation of the businesses of the Company and the Company Subsidiaries.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $0.01 per share.

“Parent Datasite” means that certain file sharing platform maintained by Parent at Box.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence at noon New York City time on the date that is one (1) day prior to the date hereof.

“Parent Development Contracts” means any contracts for the design, development and construction of the Parent Development Properties, including any binding agreement for ground-up development or commencement of construction by Parent, Parent OP or a Parent Subsidiary.

“Parent LTIP Unit” means a Parent Partnership Unit which is designated as an “LTIP Unit” under the Parent Partnership Agreement.

“Parent Material Adverse Effect” means, with respect to Parent, Parent OP or any of the Parent Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent, Parent OP and the Parent Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect the industries in which Parent and the Parent Subsidiaries operate (including any COVID-19 Measures), (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, employees, lenders, financing sources, ground lessors, stockholders, joint venture partners, limited partners or similar relationships, (provided that this clause (iii) shall not apply to Section 5.5 or the first sentence of Section 6.2), (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (v) earthquakes, hurricanes or other natural disasters or epidemic, pandemic, including the COVID-19 pandemic, and any future resurgence, or evolutions or mutations of COVID-19 or related disease outbreaks, epidemics or pandemics, or any escalation or worsening thereof, including governmental or other commercially reasonable measures to the extent related thereto (including any COVID-19 Measures), (vi) any decline in the market price, or change in trading volume, of the shares of capital stock of Parent or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) the pendency of the transactions contemplated hereby; provided, however, that such Events (x) in the cases of clauses (i), (ii) and (iv), do not materially disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate, and (y) in the case of clause (v), do not materially disproportionately affect Parent, Parent OP and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate in the geographic regions in the United States in which Parent, Parent OP and Parent Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers or the other transactions contemplated hereby on or prior to the Drop Dead Date (other than any Event due or related to any Claim related to the transactions described herein under any antitrust laws).

“Parent Material Contract” means, with respect to Parent, Parent OP or any of the Parent Subsidiaries, all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which Parent, Parent OP or a Parent Subsidiary has obligations or its assets are otherwise bound that are required to be filed as an exhibit to Parent’s Annual Report on Form 10-K on or after January 1, 2021 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Parent OP Preferred Unit” means a partnership interest in Parent OP designated as a “Series Q Preferred Partnership Unit” or “6.25% Series T Cumulative Redeemable Preferred Partnership Unit” (a “Series T Unit”) in each case under the Parent Partnership Agreement.

“Parent OP Unit” means a limited partnership interest in Parent OP designated as a “Common Unit” under the Parent Partnership Agreement.

“Parent Partnership Unit” means a partnership interest in Parent OP designated as a “Partnership Unit” under the Parent Partnership Agreement.

“Parent Series Q Preferred Shares” means shares of the Series Q Cumulative Redeemable Preferred Stock of Parent.

“Parent Significant Subsidiary” means the Parent Subsidiaries set forth in Section 1.1(a) of the Parent Disclosure Schedule.

“Parent’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1(b) of the Parent Disclosure Schedule.

“Parent Subsidiary REIT” means any Parent Subsidiary that intends to qualify as a REIT under the Code.

“Partnership LTIP Unit” means a partnership interest in the Partnership that has been designated as an “LTIP Unit” pursuant to the Partnership Agreement.

“Partnership Performance-Based LTIP Unit Award” means each performance-based vesting award granted under a Company Equity Incentive Plan that relates to Partnership LTIP Units that are outstanding and unvested as of immediately prior to the Partnership Merger Effective Time (including any dividend equivalent units credited thereon).

“Partnership Time-Based LTIP Unit Award” means each time-based vesting award granted under a Company Equity Incentive Plan that relates to Partnership LTIP Units that are outstanding and unvested as of immediately prior to the Partnership Merger Effective Time.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Representative” of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty percent (50%)) made by a Third Party on terms that the Company Board or the Parent Board, as applicable, determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board or the Parent Board, as applicable, including, to the extent deemed relevant by the Company Board or the Parent Board, as applicable, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such Acquisition Proposal are reasonably capable of being consummated) would be more favorable to the Company and the holders of shares of Company Common Stock or Parent and the holders of shares of Parent Common Stock, as applicable, than the transactions contemplated by this Agreement.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, lease, premium, capital stock, payroll, employment, social security, net worth, estimated income, escheat, excise, duty, withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Tax Returns” means all reports, returns, declarations, statements or other information filed or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Fee” means (a) in the case of a Termination Fee payable by the Company, an amount equal to $775,000,000, and (b) in the case of a Termination Fee payable by Parent, an amount equal to $1,500,000,000.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“Vested Partnership LTIP Unit” means each Partnership LTIP Unit that is outstanding and vested as of immediately prior to the Partnership Merger Effective Time.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) Business Day prior to the date of the Company Merger Effective Time, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon in good faith by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.

Section 1.2          Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	Section 7.4(b)
Acquisition Agreement	Section 7.4(a)
Agreement	Preamble
Book-Entry Share	Section 3.1(a)(ii)
Certificate	Section 3.1(a)(ii)
Certificate of Limited Partnership	Section 4.1(c)
Certificate of Partnership Merger	Section 2.1(c)(ii)
Change in Company Recommendation	Section 7.4(b)(iii)
Change in Parent Recommendation	Section 7.4(b)(iii)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 4.14(b)
Company Articles of Merger	Section 2.1(a)(ii)
Company Board Designee	Section 7.22
Company Bylaws	Section 4.1(c)
Company Charter	Section 4.1(c)
Company Common Stock	Recitals
Company Development Properties	Section 4.12(h)
Company Development Property	Section 4.12(h)
Company Disclosure Schedule	Article IV
Company Employee Programs	Section 4.14(a)
Company Equity Award	Section 4.3(c)
Company Governing Documents	Section 4.1(c)
Company Merger	Section 2.1(a)(i)
Company Merger Certificates	Section 2.1(a)(ii)
Company Merger Effective Time	Section 2.1(a)(ii)
Company Parties	Preamble
Company Preferred Stock	Section 4.3(a)
Company Properties	Section 4.12(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.8(a)
Company Stockholder Approval	Section 4.18
Company Stockholder Meeting	Section 7.1(c)
Company Subsidiaries	Section 4.1(b)
Company Subsidiary	Section 4.1(b)
Company Tax Protection Agreement	Section 6.1(w)
Consent Solicitations	Section 7.20(b)
Continuing Employee	Section 7.8(a)
Continuing Employees	Section 7.8(a)
Contribution	Section 2.1(b)(i)
Contribution and Issuance Effective Time	Section 2.1(b)(ii)
Debt Offer Documents	Section 7.20(b)
DLLCA	Section 2.1(a)(i)
Drop Dead Date	Section 9.1(b)(iv)
DSOS	Section 2.1(a)(ii)
Encumbrances	Section 4.12(a)

Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(a)(ii)
Form S-4	Section 4.6
Fractional Share Consideration	Section 3.1(a)(ii)
Goldman Sachs	Section 5.14
HCERA	Section 4.14(i)
Health Plan	Section 4.14(i)
Indemnified Parties	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Indiana Secretary	Section 2.1(a)(ii)
Interim Period	Section 6.1
Intervening Event Notice Period	Section 7.4(b)(v)
Issuance	Section 2.1(b)(i)
Letter of Transmittal	Section 3.3(c)
Maryland Court	Section 10.7(b)
Maximum Premium	Section 7.5(c)
Merger Consideration	Section 3.1(a)(ii)
Mergers	Section 2.1(c)(i)
New OP Units	Section 3.1(b)(iii)
Note Offers and Consent Solicitations	Section 7.20(b)
Notice Period	Section 7.4(b)(iv)
Offers to Exchange	Section 7.20(b)
Offers to Purchase	Section 7.20(b)
OP Unit Form S-4	Section 7.1(a)
Other Filings	Section 7.2
Parent	Preamble
Parent Bylaws	Section 5.1(d)
Parent Charter	Section 5.1(d)
Parent Common Stock Issuance	Section 5.2(a)
Parent Development Property	Section 5.11(e)
Parent Disclosure Schedule	Article V
Parent Governing Documents	Section 5.1(d)
Parent OP	Preamble
Parent OP Certificate of Limited Partnership	Section 5.1(d)
Parent OP Governing Documents	Section 5.1(d)
Parent Parties	Preamble
Parent Partnership Agreement	Section 5.1(d)
Parent Preferred Stock	Section 5.3(a)
Parent Properties	Section 5.11(a)
Parent Recommendation	Section 5.2(b)
Parent SEC Reports	Section 5.7(a)
Parent Stockholder Approval	Section 5.15
Parent Stockholder Meeting	Section 7.1(c)
Parent Subsidiary	Section 5.1(c)
Parent Tax Protection Agreement	Section 6.2(j)

Parent-Approved Transaction	Section 7.18
Parties	Preamble
Partnership	Preamble
Partnership Agreement	Section 4.1(c)
Partnership Governing Documents	Section 4.1(c)
Partnership Merger	Section 2.1(c)(i)
Partnership Merger Certificates	Section 2.1(c)(ii)
Partnership Merger Consideration	Section 3.1(b)(iii)
Partnership Merger Effective Time	Section 2.1(c)(ii)
Partnership OP Unit	Recitals
Party	Preamble
Permit	Section 4.7
PPACA	Section 4.14(i)
Prologis Merger Sub	Preamble
Prologis OP Merger Sub	Preamble
Proxy Statement/Prospectus	Section 3.3(a)
Qualified REIT Subsidiary	Section 4.11(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.21(a)
REIT	Section 4.11(b)
REIT Dividend	Section 7.17(b)
Sarbanes-Oxley Act	Section 4.8(a)
Securities Laws	Section 4.8(a)
Superior Proposal Notice	Section 7.4(b)(iv)
Surviving Entity	Section 2.1(a)(i)
Takeover Statutes	Section 4.25
Tax Protection Agreement	Section 4.11(m)
Taxable REIT Subsidiary	Section 4.11(f)
Transfer Taxes	Section 7.9(b)
UBOAPA	Section 2.1(a)(i)
UBOTA	Section 2.1(a)(i)

Article II

THE MERGERS

Section 2.1             The Mergers.

(a)           The Company Merger.

(i)            Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Indiana Business Corporation Law, Ind. Code § 23-1 et seq., the Indiana Uniform Business Organization Transactions Act, Ind. Code § 23-0.6 et seq. (the “UBOTA”), the Indiana Uniform Business Organizations Administrative Provisions Act (2018), Ind. Code § 23-0.5 et seq. (the “UBOAPA”), and the Delaware Limited Liability Company Act (the “DLLCA”), at the Company Merger Effective Time, the Company shall be merged with and into Prologis Merger Sub (the “Company Merger”). As a result of the Company Merger, the separate existence of the Company shall cease, and Prologis Merger Sub shall continue as the surviving entity of the Company Merger as a wholly owned Subsidiary of Parent (the “Surviving Entity”). The Company Merger will have the effects set forth in the UBOTA and the DLLCA.

(ii)            The Parties shall cause the Company Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Company Merger (the “Company Articles of Merger”) with the Secretary of State of the State of Indiana (the “Indiana Secretary”), in such form as required by, and executed in accordance with the relevant provisions of the UBOTA and the UBOAPA, (B) a certificate of merger for the Company Merger (together with the Company Articles of Merger, the “Company Merger Certificates”) with the Secretary of State of the State of Delaware (the “DSOS”), in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA, and (C) any other filings, recordings or publications required under the UBOTA and the UBOAPA in connection with the applicable Company Merger. The Company Merger shall become effective at such time as the Company Merger Certificates have been accepted for record by the Indiana Secretary and the DSOS, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Company Merger Certificates (the date and time the Company Merger becomes effective being the “Company Merger Effective Time”).

(iii)            Prologis Merger Sub, as the Surviving Entity, shall be managed by the following manager immediately following the Company Merger Effective Time: Prologis, Inc., having a business address at Pier 1, Bay 1, San Francisco, CA.

(b)           Contribution and Issuance.

(i)            Immediately after the Company Merger Effective Time, Parent, its applicable Subsidiaries and the Surviving Entity shall cause the contribution of all of the outstanding equity interests of the Surviving Entity to Parent OP (the “Contribution”) in exchange for the issuance by Parent OP to Parent or its applicable Subsidiaries (as Parent shall direct) of a number of newly issued Parent OP Units equal to the aggregate number of shares of Parent Common Stock issued in the Company Merger (the “Issuance”). As a result of the Contribution, the Surviving Entity shall become a direct wholly owned subsidiary of Parent OP.

(ii)            The Parties shall, and shall cause their applicable Subsidiaries to, cause the Contribution and the Issuance to be consummated immediately after the Company Merger Effective Time by executing an assignment and assumption agreement or other instrument of transfer or conveyance (in each case, in form and substance reasonably acceptable to Parent) to sell, transfer and convey to Parent OP all of the outstanding equity interests in the Surviving Entity and by issuing to Parent or its applicable Subsidiaries (as Parent shall direct) evidence of ownership of the Parent OP Units issued in the Issuance (the date and time the Contribution and Issuance becomes effective being the “Contribution and Issuance Effective Time”).

(c)            Partnership Merger.

(i)            Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DLLCA, the UBOTA and the UBOAPA, immediately after the Contribution and Issuance Effective Time, at the Partnership Merger Effective Time, Prologis OP Merger Sub shall be merged with and into the Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). As a result of the Partnership Merger, the separate existence of the Prologis OP Merger Sub shall cease, and the Partnership shall continue as the surviving entity of the Partnership Merger. The Partnership Merger will have the effects set forth under the UBOTA, the UBOAPA and the DLLCA.

(ii)            The Parties shall cause the Partnership Merger to be consummated by filing as soon as practicable after the Contribution and Issuance Effective Time (A) a certificate of merger for the Partnership Merger (the “Certificate of Partnership Merger”) with the DSOS, in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA, (B) articles of merger (together with the Certificate of Partnership Merger, the “Partnership Merger Certificates”) with the Indiana Secretary in accordance with the UBOTA and the UBOAPA, in such form as required by, and executed in accordance with, the applicable provisions of the UBOTA and the UBOAPA, and (C) any other filings, recordings or publications required under the DLLCA, the UBOTA and the UBOAPA in connection with the Partnership Merger. The Partnership Merger shall become effective immediately following the Contribution and Issuance Effective Time, with such date and time specified in the Partnership Merger Certificates, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Partnership Merger Certificates (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”).

(iii)            The general partner of the Partnership immediately following the Partnership Merger Effective Time shall be Prologis Merger Sub, as the Surviving Entity, with a business address at Pier 1, Bay 1, San Francisco, CA.

Section 2.2      Closing. The closing of the Mergers (the “Closing”) will take place, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing to by the Parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3      Organizational Documents.

(a)            General Partner; Limited Partnership Agreement of the Partnership. At the Partnership Merger Effective Time, (i) the Surviving Entity shall continue to be the general partner of the Partnership, until replaced in accordance with applicable Law, and (ii) the Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of the Partnership immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

(b)            Organizational Documents of Prologis Merger Sub. At the Company Merger Effective Time, the organizational documents of Prologis Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the organizational documents of the Surviving Entity, until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions therein; provided that the name of the Surviving Entity shall be “Duke Realty LLC”.

Nothing in this Section 2.3 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.4             Directors and Officers.

(a)            Prior to the Closing, the Company shall cause to be delivered to Parent resignation letters from each of the directors and officers of the Company pursuant to which each such person shall resign as a director and/or officer of the Company effective as of the Company Merger Effective Time and the Company and Parent shall cooperate prior to the Closing to ensure that persons designated by Parent shall be elected as directors and/or officers of the Surviving Entity effective as of the Company Merger Effective Time and the Partnership effective as of the Partnership Merger Effective Time and to give effect to Section 2.4(b) and Section 2.4(c). For the avoidance of doubt, the Parties agree that the resignations contemplated by this Section 2.4(a) shall not be considered a termination of a type that would render such officer or employee ineligible for severance or retention payments under the applicable Company severance plan or arrangement.

(b)            From and after the Company Merger Effective Time, the officers of Prologis Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Entity, each to hold office in accordance with the operating agreement of the Surviving Entity.

(c)            From and after the Partnership Merger Effective Time, the officers of Prologis OP Merger Sub immediately prior to the Partnership Merger Effective Time shall be the officers of the Partnership as the surviving entity of the Partnership Merger, each to hold office in accordance with the Partnership Agreement.

Section 2.5             Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is adopted as, a separate plan of reorganization for the Company Merger for purposes of Sections 354 and 361 of the Code; and (b) the Partnership Merger shall qualify as and constitute an “assets over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1) whereby the Partnership will be treated as contributing its assets to Parent OP in exchange for New OP Units, followed by a distribution by the Partnership of the New OP Units in liquidation of the Partnership.

Article III

EFFECTS OF THE MERGERS

Section 3.1             Effect on Equity Interests.

(a)            Company Merger. As of the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder of any shares of Company Common Stock, Parent Common Stock or membership interests in Prologis Merger Sub, the following shall occur:

(i)            Prologis Merger Sub Membership Interests. All membership interests of Prologis Merger Sub issued and outstanding as of immediately prior to the Company Merger Effective Time shall remain issued and outstanding membership interests of the Surviving Entity.

(ii)            Company Common Stock. Subject to Section 3.5, each share of Company Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than shares of Company Common Stock to be canceled in accordance with Section 3.1(a)(iii), shall be automatically converted into the right to receive 0.475 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable tax Law, plus the right, if any, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock (the “Fractional Share Consideration”) into which such shares of Company Common Stock would have been converted pursuant to this Section 3.1(a)(ii). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Company Merger Effective Time evidenced shares of Company Common Stock shall cease to have any rights with respect to such shares of Company Common Stock, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(a)(ii), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.3(e).

(iii)            Cancelation of Company Common Stock. Each share of Company Common Stock owned by any of the Company Parties or any wholly owned Company Subsidiary and each share of Company Common Stock owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Company Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)            Conversion of Rights to Redeem or Exchange Partnership Units. Each right of a limited partner in the Partnership to redeem or exchange its Partnership OP Units for shares of Company Common Stock (or cash equivalents thereof) pursuant to the Partnership Agreement outstanding immediately prior to the Company Merger Effective Time shall be automatically converted into the right to redeem or exchange such Partnership OP Units for a number of shares of Parent Common Stock (or cash equivalents thereof) equal to the number of shares of Company Common Stock that such limited partner would have received if the redemption or exchange occurred immediately prior to the Company Merger Effective Time multiplied by the Exchange Ratio, as such number of shares may be adjusted and on the terms pursuant to the Partnership Agreement.

(b)           Partnership Merger. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder of any Partnership OP Units or any membership interests in Prologis OP Merger Sub, the following shall occur:

(i)            Membership Interests of Prologis OP Merger Sub. Each membership interest of Prologis OP Merger Sub issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into and become one (1) new validly issued Partnership OP Unit, and such Partnership OP Unit shall be owned by Parent OP.

(ii)            General Partner Interests in Partnership; Partnership OP Units Owned by the Company. The general partner interests in the Partnership owned by the Surviving Entity as of immediately prior to the Partnership Merger Effective Time shall remain outstanding as general partnership interests in the Partnership. For the avoidance of doubt, Partnership OP Units owned by the Surviving Entity as of immediately prior to the Partnership Merger Effective Time shall remain outstanding at and following the Partnership Merger Effective Time.

(iii)            Conversion of Partnership OP Units. Each Partnership OP Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time (other than any Partnership OP Units owned by the Surviving Entity or to be canceled in accordance with Section 3.1(a)(iv)) shall be automatically converted into a number of new validly issued Parent OP Units (“New OP Units”) in a number equal to the Exchange Ratio (the “Partnership Merger Consideration”), and each holder of such Partnership OP Units shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent Partnership Agreement. No fractional New OP Units will be issued in the Partnership Merger. Any fractional New OP Unit that would otherwise be issued to any holder of Partnership OP Units shall be rounded up to the nearest whole number and the holders of Partnership OP Units shall not be entitled to any further consideration with respect thereto.

(iv)            Cancelation of Partnership OP Units. Each Partnership OP Unit owned by any wholly owned Subsidiary of the Surviving Entity or of the Partnership, in each case, as of immediately prior to the Partnership Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 3.2             Effect on Equity-Based Awards.

(a)            Treatment of Company RSU Awards in the Company Merger. As of the Company Merger Effective Time, each Company RSU Award that is outstanding immediately prior to the Company Merger Effective Time shall vest in full and shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, less applicable Taxes and withholdings.

(b)            Treatment of Company 2000 PSP Awards in the Company Merger. As of the Company Merger Effective Time, each Company 2000 PSP Award that is outstanding immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of Company Common Stock subject to such Company 2000 PSP Award immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, less applicable Taxes and withholdings.

(c)            Treatment of Company PSP Awards in the Company Merger. As of the Company Merger Effective Time, each Company PSP Award that is outstanding immediately prior to the Company Merger Effective Time shall vest in full and shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time an amount in cash equal to the VWAP of Parent Common Stock multiplied by a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of Company Common Stock subject to such Company PSP Award immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, less applicable Taxes and withholdings. For purposes of clause (i) of the preceding sentence, the number of shares shall be determined by deeming the applicable performance conditions to be achieved based upon (A) in the case of each Company PSP Award granted in calendar year 2021 and 2022, the target level of achievement and (B) in the case of each Company PSP Award granted in calendar year 2020, the actual level of achievement of the applicable performance conditions measured in accordance with the terms of the applicable award certificate.

(d)            Treatment of Company Director DSU Accounts in Company Merger. As of the Company Merger Effective Time, each Company Director DSU Account in effect as of immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of Company Common Stock subject to such Company Director DSU Account immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, less applicable Taxes and withholdings.

(e)            Treatment of Company Executive DSU Accounts in Company Merger.  As of the Company Merger Effective Time, each Company Executive DSU Account in effect as of immediately prior to the Company Merger Effective Time shall, as of the Company Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Company Merger Effective Time a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole number of shares, of (i) the number of shares of Company Common Stock subject to such Company Executive DSU Account immediately prior to the Company Merger Effective Time multiplied by (ii) the Exchange Ratio, less applicable Taxes and withholdings.

(f)            Treatment of Partnership LTIP Units in Partnership Merger. Each Vested Partnership LTIP Unit, each Partnership Time-Based LTIP Unit Award, and each Partnership Performance-Based LTIP Unit Award, in each case, that is outstanding immediately prior to the Partnership Merger Effective Time shall, to the extent unvested, vest in full and shall, as of the Partnership Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder to receive promptly, and in any event within ten (10) Business Days, after the Partnership Merger Effective Time a number of New OP Units equal to (i) the number of Vested Partnership LTIP Units held by such holder, the number of Partnership LTIP Units subject to such Partnership Time-Based LTIP Unit Award, or the number of Partnership LTIP Units subject to such Partnership Performance-Based LTIP Unit Award, as applicable, as of immediately prior to the Partnership Merger Effective Time, multiplied by (ii) the applicable LTIP Conversion Factor (as defined in the Partnership Agreement), multiplied by (iii) the Exchange Ratio, in each case less applicable Taxes and withholdings, and such holder shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent Partnership Agreement. For purposes of clause (i) of the preceding sentence, the number of Partnership LTIP Units subject to each Partnership Performance-Based LTIP Unit Award shall be determined by deeming the applicable performance conditions to be achieved based upon (A) in the case of each Partnership Performance-Based LTIP Unit Award granted in calendar year 2021 or 2022, the target level of achievement and (B) in the case of each Partnership Performance-Based LTIP Unit Award granted in calendar year 2020, the actual level of achievement of the applicable performance conditions measured in accordance with the terms of the applicable award agreement.

(g)            Deferred Compensation. To the extent that any payments due under this Section 3.2 cannot be paid at the time specified in this Section 3.2 without causing the imposition of additional taxes and penalties under Section 409A of the Code, such payments shall instead be paid at the earliest time after the Company Merger Effective Time or Partnership Merger Effective Time, as applicable, that would not result in the imposition of such taxes and penalties.

(h)            Company Actions. Prior to the Company Merger Effective Time, the Company Parties and the Parent Parties agree that the Company Parties shall, and shall be permitted under this Agreement to, take, or cause to be taken, all corporate (or partnership) action necessary to effectuate the provisions of this Section 3.2.

Section 3.3             Exchange of Certificates.

(a)            Exchange Agent. Not less than five (5) days prior to the dissemination of the joint proxy statement/prospectus in definitive form relating to the Company Stockholder Meeting, the Parent Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(a)(ii) and Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) an amount of shares of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(a)(ii) equal to the aggregate Merger Consideration, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of shares of Company Common Stock may be entitled pursuant to Section 3.3(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.3(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of shares of Company Common Stock that were outstanding as of immediately prior to the Company Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b)            Company Common Stock and Partnership OP Unit Transfer Books.

(i)            From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership of Partnership OP Units. From and after the Partnership Merger Effective Time, the holders of Partnership OP Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership OP Units, except as otherwise provided herein.

(ii)            From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Common Stock. From and after the Company Merger Effective Time, the holders of Certificates (or Book-Entry Shares) evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Company Merger Effective Time, any Certificates or Book-Entry Shares evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Company Merger Effective Time presented to the Exchange Agent, Parent, the Company or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the shares of Company Common Stock formerly evidenced thereby.

(c)            Exchange Procedures. As soon as possible after the Company Merger Effective Time (but, in any event, no later than three (3) Business Days following the Company Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificate pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Company Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and such Certificate so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed, at any time after the Company Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d)           Book-Entry Shares. Any holder of Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 or distribution to which such holder is entitled pursuant to Section 3.3(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(a)(ii) shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time, the Merger Consideration in accordance with Section 3.1(a)(ii), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any distribution to which such holder is entitled pursuant to Section 3.3(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e)            Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or unsurrendered Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of shares of Company Common Stock for six (6) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration subject to the terms and conditions of this Article III.

(g)            No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(h)            Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund, as directed by Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.3(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.3(e) and Section 3.8.

Section 3.4             Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, Fractional Share Consideration and any dividends or distributions to which such holder of shares of Company Common Stock is entitled pursuant to this Article III.

Section 3.5             Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Fractional Share Consideration (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6             Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or other transactions contemplated hereby.

Section 3.7             Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, the Exchange Ratio shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into shares of Company Common Stock, Partnership OP Units, shares of Parent Common Stock or Parent Partnership Units, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock, Partnership OP Units, shares of Parent Common Stock or Parent Partnership Units, as the case may be, outstanding after the date hereof and prior to the Company Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide Parent and the holders of Company Common Stock and Partnership OP Units with the same economic effect as contemplated by this Agreement prior to such event.

Section 3.8             No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares evidencing shares of Company Common Stock or the conversion of Company Equity Awards pursuant to Section 3.2, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

Section 3.9            Structure. The Company Parties and the Parent Parties shall reasonably and in good faith consider restructuring the Partnership Merger as a direct merger of the Partnership with and into Parent OP, with Parent OP continuing as the surviving entity, and if the Company Parties and the Parent Parties mutually agree (such agreement not to be unreasonably withheld) to such restructuring, they shall reasonably and in good faith negotiate an appropriate amendment to this Agreement; provided that any such restructuring shall not have an adverse effect on the Company, its Subsidiaries or the holders of shares of Company Common Stock, including any adverse effect on the time by which the Mergers may be consummated.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2019 and at least one (1) Business Day prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Company Parties delivered concurrently with the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Schedule shall qualify or modify the Section of this Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (x) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company Parties made herein and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries is a party exists or has actually occurred), each of the Company Parties, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1             Existence; Good Standing; Compliance with Law.

(a)            The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Indiana. Section 4.1(a) of the Company Disclosure Schedule lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation or other entity. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has all requisite corporate or other requisite entity power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b)            A true, correct and complete list of each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) is listed in Section 4.1(b) of the Company Disclosure Schedule. Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(c)            The Company has previously made available to Parent true, correct and complete copies of (i) the articles of incorporation of the Company (the “Company Charter”), (ii) the bylaws of the Company (the “Company Bylaws” and, together with the Company Charter, the “Company Governing Documents”), (iii) the certificate of limited partnership of the Partnership (the “Certificate of Limited Partnership”) and (iv) the agreement of limited partnership of the Partnership (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”), in each case as amended and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2             Authority.

(a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which the Company is a party, including the Mergers. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Company, subject, with respect to the Company Merger, to receipt of the Company Stockholder Approval and to the filing of the applicable Company Merger Certificates with, and acceptance for record of the Company Merger Certificates by, the Indiana Secretary and the DSOS, as applicable, and, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with, and acceptance for record of the Partnership Merger Certificates by, the DSOS and the Indiana Secretary, as applicable. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)           The Company Board, at a duly held meeting, has, by unanimous vote: (i) for and on behalf of the Company, and as the general partner of the Partnership and the holder of more than ninety percent (90%) of the outstanding Partnership OP Units, duly and validly adopted, and authorized and approved the execution, delivery and performance of, this Agreement and the Mergers and determined that it is advisable and in the best interests of the Company and its stockholders and the Partnership and its limited partners, as applicable, to enter into the Merger Agreement and to effect the Mergers and other transactions contemplated thereby, (ii) directed that this Agreement be submitted for consideration at the Company Stockholder Meeting, (iii) resolved to recommend that stockholders of the Company vote in favor of the approval of this Agreement and the Company Merger (the “Company Recommendation”) and approved the inclusion of the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), (iv) as the general partner of the Partnership, authorized and approved the Partnership Merger, and (v) taken all appropriate and necessary action to render any limitations on ownership of shares of Company Common Stock, as set forth in the Company Charter, inapplicable to the Mergers and the other transactions contemplated by this Agreement, and such resolutions of the Company Board remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way except as expressly permitted hereunder.

(c)            The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Partnership is a party, including the Partnership Merger. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with, and acceptance for record of the Partnership Merger Certificates by, the DSOS and the Indiana Secretary, as applicable. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3             Capitalization.

(a)            The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business on June 8, 2022, (i) 384,820,342 shares of Company Common stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 436,107.828 shares of Company Common Stock were subject to outstanding Company RSU Awards, (iv) (A) 183,495.158 shares of Company Common Stock were issuable pursuant to Company Director DSU Accounts and (B) 501,078.81 shares of Company Common Stock were issuable pursuant to Company Executive DSU Accounts, (v) 25,396.079 shares of Company Common Stock were subject to outstanding Company 2000 PSP Awards, (vi) 290,455.37 shares of Company Common Stock were subject to outstanding Company PSP Awards (consisting of (A) 129,091.28 shares of Company Common Stock subject to Company PSP Awards based on achievement of any applicable performance goals at the target level and (B) an additional 161,364.10 shares of Company Common Stock eligible to be earned pursuant to Company PSP Awards if any applicable performance goals are achieved at the maximum level), (vii) 3,889,125 shares of Company Common Stock were available for grant pursuant to future awards under the Company Equity Incentive Plans (assuming maximum payout of all outstanding Company 2000 PSP Awards, Company PSP Awards and outstanding Partnership Performance-Based LTIP Unit Awards), (viii) no warrants, rights, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the awards and entitlements disclosed in the foregoing clauses (iii), (iv), (v), (vi), the Partnership OP Units disclosed in the following clause (viii), and the Partnership LTIP Units disclosed in the following clauses (x), (xi), and (xiii)) with respect to shares of Company Common Stock or any other shares of capital stock or other equity or voting interests of the Company were issued or outstanding, (ix) 3,762,629 shares of Company Common Stock were reserved for issuance upon exchange of Partnership OP Units, (x) 325,766 Vested Partnership LTIP Units were outstanding (including those which remain subject to holding periods), (xi) 1,053,771.84 Partnership LTIP Units were subject to outstanding Partnership Performance-Based LTIP Unit Awards (consisting of (A) 468,343.04 Partnership LTIP Units based on achievement of any applicable performance goals at the target level and (B) an additional 585,428.8 Partnership LTIP Units eligible to be earned with respect to Partnership Performance-Based LTIP Unit Awards if any applicable performance goals are achieved at the maximum level), (xii) 137,016 Partnership LTIP Units were subject to outstanding Partnership Time-Based LTIP Unit Awards, (xiii) 1,477,239 shares of Company Common Stock were reserved for issuance under the Company Direct Stock Purchase and Dividend Reinvestment Plan and (xiv) the Company does not have any shares of capital stock or other equity or voting interests issued or outstanding except as set forth in this sentence. Since June 8, 2022 to the date of this Agreement, no shares of capital stock or other equity or voting interests of the Company (or any equity-based awards or other rights with respect to shares of capital stock or other equity or voting interest of the Company, including any warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary) have been issued, authorized or reserved for issuance other than, in each case, with respect to shares of Company Common Stock reserved for issuance as described in clauses (iii), (iv), (v), (vi), (ix), (x), (xi) and (xii) above. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)            The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter (whether together with such stockholders or as a separate class).

(c)            Section 4.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of (i) all outstanding equity awards as of June 8, 2022, including Company RSU Awards, Company 2000 PSP Awards, Company PSP Awards, Vested Partnership LTIP Units, Partnership Time-Based LTIP Unit Awards and Partnership Performance-Based LTIP Unit Awards, granted by the Company under the Company Equity Incentive Plans and (ii) all outstanding Company Director DSU Accounts and Company Executive DSU Accounts (each of (i) and (ii), a “Company Equity Award” and, collectively, the “Company Equity Awards”), including the name of the Person to whom such Company Equity Awards have been granted, the number of shares of Company Common Stock or Partnership LTIP Units subject to each Company Equity Award, and the date on which such Company Equity Award was granted. All shares of Company Common Stock to be issued pursuant to, or in respect of, any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than the Company Equity Awards set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no other equity-based awards or other rights with respect to the Company Common Stock, or with respect to partnership interests in the Partnership, issued and outstanding under the Company Equity Incentive Plans or otherwise as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plans. The treatment of the Company Equity Awards contemplated in Section 3.2 complies with the terms of the Company Equity Incentive Plans and applicable award agreements or certificates.

(d)            There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares or equity or voting interests, nor are there, to the Company’s Knowledge, any third-party agreements or understandings with respect to the voting of any such shares or equity or voting interests or which restrict the transfer of any such shares or equity or voting interests.

(e)            Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary.

(f)            Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g)            Neither the Company nor any Company Subsidiary has a “poison pill” or similar stockholder rights plan.

(h)            Except as set forth in this Section 4.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares of capital stock or other equity or voting interests.

(i)            All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j)            The Company is the sole general partner of the Partnership. As of June 8, 2022, the Company owned 99.03% of the Partnership OP Units. As of June 8, 2022, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 0.97% of the Partnership OP Units. Section 4.3(j) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of all Partnership OP Units, such holder’s most recent address and the exact number and type (e.g., general, limited, etc.) of Partnership OP Units held as of June 8, 2022. Other than Partnership OP Units set forth on Section 4.3(j) of the Company Disclosure Schedule, there are no other issued or outstanding equity or voting interests of the Partnership. Since June 8, 2022 to the date of this Agreement, no Partnership OP Units or other equity or voting interests of the Partnership have been issued, authorized or reserved for issuance. Except as set forth in this Section 4.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Partnership OP Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 4.4             Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership OP Units disclosed pursuant to Section 4.3) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership OP Units identified in Section 4.3(j) of the Company Disclosure Schedule as being owned by a holder other than the Company, all issued and outstanding shares or other equity or voting interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5             Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 4.1(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

Section 4.6             Consents and Approvals; No Violations. Subject to receipt of the Company Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the applicable Company Merger Certificates with, and the acceptance for record of the Company Merger Certificates by, the Indiana Secretary and the DSOS, as applicable, and the filing of the applicable Partnership Merger Certificates with, and acceptance for record of the Partnership Merger Certificates by, the DSOS and the Indiana Secretary, as applicable, none of the execution, delivery or performance of this Agreement by the Company Parties, the consummation by the Company Parties of the transactions contemplated hereby or compliance by the Company Parties or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Company Governing Documents, the Partnership Governing Documents or the organizational documents of any Company Subsidiary, (ii)  require any filing by any of the Company Parties or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Company Merger will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract to which Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7             Compliance with Applicable Laws. Since January 1, 2019, none of the Company or any Company Subsidiary has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.13 or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12 and Section 4.13, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2019, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 4.8              SEC Reports, Financial Statements and Internal Controls.

(a)            Each of the Company Parties has, since January 1, 2019, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership. Neither the Company nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of the Partnership, no Company Subsidiary is required to file any periodic report with the SEC.

(b)            Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c)            There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of the Company or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of the Company dated as of December 31, 2021 (including the notes thereto) included in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2021.

(d)            Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since January 1, 2019, the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (i) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (ii) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 4.9              Litigation. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10           Absence of Certain Changes. From January 1, 2022 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice (except for the matters with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of shares of Company Common Stock); (b) any material change in the Company’s or the Partnership’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11           Taxes.

(a)            Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b)            The Company, (i) for all taxable years commencing with the taxable year ending December 31, 1999 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end with the consummation of the Mergers, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Company’s Knowledge, threatened.

(c)            The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)            No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)            The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(f)            No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a corporation that qualifies as a REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”). Within ten (10) Business Days following the date of this Agreement, the Company shall provide Parent with a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, “partnership” or entity disregarded from its owner, controlled foreign corporation or passive foreign investment company.

(g)            No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h)            Taking into account all distributions to be made by the Company prior to the Company Merger Effective Time, the Company will have distributed cash to its stockholders in its taxable year ending with the Company Mergers in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Company Mergers.

(i)            Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(j)            (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(k)            The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(l)            There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(m)            There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business). There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(n)            Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(o)            Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p)            To the Company’s Knowledge, there is no prior or current ownership of Company Common Stock (through the date hereof) that would prevent the Company from qualifying as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(q)            Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(r)            Section 4.11(r) of the Company Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(s)            Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(t)            The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(u)            Neither the Company nor any of the Company Subsidiaries (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

(v)            Neither the Company nor any of the Company Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 4.12            Properties.

(a)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns fee simple title to, or has a leasehold interest in, each of the real properties identified as owned or leased by the Company in the Company SEC Reports or otherwise that is purported to be owned or leased by the Company or a Company Subsidiary (collectively, the “Company Properties”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b)            Section 4.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy or lease or sublease as a tenant any real properties at some future date.

(c)            There are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(d)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(e)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(f)            To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g)            Section 4.12(g) of the Company Disclosure Schedule lists all ground leases (whether as lessor or lessee) affecting the interest of the Company or any Company Subsidiary in the Company Properties in effect as of the date hereof, true and complete in all material respects copies of which ground leases were made available to Parent on the Company Datasite prior to the date hereof.

(h)            Section 4.12(h) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which is under ground-up development as of the date hereof (each, a “Company Development Property”, and, collectively, the “Company Development Properties”). There are no defaults under any of the Company Development Contracts which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect. The Company or the Company Subsidiaries have obtained any and all material approvals, consents and authorizations to conduct the current activity on the Company Development Properties and, to the Company’s knowledge, no facts or circumstances exist which would reasonably be expected to lead to a failure to obtain any material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Company Development Properties. Section 4.12(h) of the Company Disclosure Schedule lists the common name of each Company Property which is vacant land.

Section 4.13            Environmental Matters.

(a)            The Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or have liability under any Environmental Law the subject of which remains unresolved, except, as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for the Company or any Company Subsidiary.

(d)            Since January 1, 2019, neither the Company nor any Company Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by the Company or the Company Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)            Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 4.14            Employee Benefit Plans.

(a)            Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of every material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan that is currently maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary or their respective ERISA Affiliates would have any material liability (“Company Employee Programs”).

(b)            Each Company Employee Program that is intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plan”) has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c)            Each Company Employee Program complies in form and has been administered in accordance with the requirements of applicable Law, including ERISA and the Code, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No Company Employee Program or any other employee benefit plan maintained, sponsored or contributed to by the Company or any ERISA Affiliate now or at any time within the previous six (6) years was subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37). None of the Company Employee Programs is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)            All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law.

(e)            No material liability or Action has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business).

(f)            No Company Employee Program provides for post-termination or retiree medical benefits (other than under Section 4980B of the Code) to any current or future retiree or former employee.

(g)            Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Mergers will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, trustee or other service provider of the Company, (ii) result in any payment or benefit to any person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code), or (iii) result in any limitation on the ability of the Company or any Company Subsidiary to amend or terminate any Company Employee Program.

(h)            There have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program and none of the Company or any of its ERISA Affiliates has engaged in any prohibited transaction, in any case that have not been corrected in full, except, in either case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)            The Company, and each Company Employee Program that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”), (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and the regulations and guidance issued thereunder, and (ii) has been in compliance in all material respects with such Laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any Health Plan, to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of PPACA, HCERA, or the Code.

Section 4.15           Labor and Employment Matters.

(a)            Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b)            There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)            Since January 1, 2019, the Company and the Company Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case in subsections (i) and (ii), any such noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2019, all independent contractors and consultants providing personal services to the Company and the Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)            During the preceding three (3) years, (i) the Company and the Company Subsidiaries have not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of the Company Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.16     No Brokers. Other than with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, which the Company has retained as its financial advisors in connection with the Mergers, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement, the entry into this Agreement or the consummation of the Mergers or other transactions contemplated hereby. True and complete copies of the engagement letters with each of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC have been made available to Parent prior to the date hereof.

Section 4.17     Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock (other than shares held by Parent, the Company or any of their respective Subsidiaries). A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes within one (1) Business Day after the date of this Agreement.

Section 4.18     Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the approval of this Agreement is the only vote of the holders of any class or series of shares of capital stock or other equity or voting interests of the Company or any Company Subsidiary (other than the Partnership) necessary to approve this Agreement, the Mergers and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). The Company, as the sole general partner of the Partnership and as a limited partner holding more than ninety percent (90%) of the outstanding Partnership OP Units, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, the Partnership.

Section 4.19            Company Material Contracts.

(a)            Other than as set forth in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 4.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Material Contracts as of the date hereof. A true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, that is not marked with an “*” in Section 4.19(a) of the Company Disclosure Schedule has been made available by the Company to Parent prior to the date of this Agreement; provided that the Company shall provide to Parent within ten (10) Business Days following the date of this Agreement a true, complete and correct copy of each Company Material Contract marked with an “*” in Section 4.19(a) of the Company Disclosure Schedule. Each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)            Neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Company’s Knowledge, oral notice of any material violation of, or material default under, any Company Material Contract.

(c)            As of the date of this Agreement, there is no outstanding Indebtedness of the Company and its Subsidiaries in excess of $10,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 4.19(c) of the Company Disclosure Schedule.

Section 4.20     Related Party Transactions. From January 1, 2019 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 4.21            Intellectual Property.

(a)            Within ten (10) Business Days following the date of this Agreement, the Company shall provide Parent with a correct and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b)            To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and the Company has not received any written allegations to that effect.

(c)            To the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of the Company or any Company Subsidiary.

(d)            Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 4.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.21(b) and Section 4.21(c)).

(e)            To the Company’s Knowledge, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information of the Company and the Company Subsidiaries (and any confidential information owned by any Person to whom the Company or any of the Company Subsidiaries has a confidentiality obligation). To the Company’s Knowledge, no such trade secrets or other material confidential information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(f)            The IT Assets (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors, (ii) have not, in the past three (3) years, experienced any material errors and/or breakdowns, (iii) to the Company’s Knowledge, do not contain Unauthorized Code, (iv) to the Company’s Knowledge, have not experienced any material security breaches, and (v) are considered by the Company to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of the Company and the Company Subsidiaries as they are currently conducted.

Section 4.22     Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.23           Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholder Meeting or at the Parent Stockholder Meeting or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its directors and officers and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company or the Partnership.

Section 4.24            Investment Company Act. None of the Company or any Company Subsidiary is required to be registered under the Investment Company Act.

Section 4.25           Takeover Statutes. Subject to the receipt of the Company Stockholder Approval, each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any takeover Laws, including any “fair price,” “moratorium” or “control share acquisition” or similar Laws, including the provisions contained in Article 1, Chapters 42 and 43 and Article 2, Chapter 3.1 of Indiana Law, or any other anti-takeover statute or similar federal or state statute or similar provisions in the Company Governing Documents or the Partnership Governing Documents (collectively, with any similar provisions of the Parent Governing Documents and the Parent OP Governing Documents, the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement.

Section 4.26            No Other Representations or Warranties. The Company Parties acknowledge that, except for the representations and warranties made by the Parent Parties in Article V, neither Parent, Parent OP, Prologis Merger Sub, Prologis OP Merger Sub nor any of their respective Representatives makes any representations or warranties, and Parent, Parent OP, Merger Sub and Prologis OP Merger Sub hereby disclaim any other representations or warranties, with respect to Parent, Parent OP, Prologis Merger Sub, Prologis OP Merger Sub, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent, Parent OP, Prologis Merger Sub and Prologis OP Merger Sub, notwithstanding the delivery or disclosure to the Company Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2019 and at least one (1) Business Day prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Parent Parties delivered concurrently with the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Schedule shall qualify or modify the Section of this Article V to which it corresponds and any other Section of this Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (x) nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Parent Parties made herein and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Parent OP or any of the Parent Subsidiaries is a party exists or has actually occurred), each of the Parent Parties, jointly and severally, represent and warrant to the Company Parties that:

Section 5.1      Existence; Good Standing; Compliance with Law.

(a)            Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has all requisite corporate power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b)            Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent OP is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent OP has all requisite limited partnership power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(c)            Each Subsidiary of Parent (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of incorporation or organization. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(d)            Parent has previously provided or made available to the Company true, correct and complete copies of (i) the charter of Parent (the “Parent Charter”), (ii) the bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the certificate of limited partnership of Parent OP (the “Parent OP Certificate of Limited Partnership”), and (iv) the agreement of limited partnership of Parent OP (the “Parent Partnership Agreement” and, together with the Parent OP Certificate of Limited Partnership, the “Parent OP Governing Documents”) in each case as amended through the date of this Agreement. Each of the Parent Governing Documents and the Parent OP Governing Documents are in full force and effect, and neither Parent nor Parent OP is in violation of any of the provisions of such documents.

Section 5.2      Authority.

(a)            Each of the Parent Parties has all requisite corporate or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which a Parent Party is a party, including the Mergers. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of such Parent Parties, subject, (i) with respect to the issuance of shares of Parent Common Stock in connection with the Company Merger pursuant to this Agreement (the “Parent Common Stock Issuance”), to the receipt of the Parent Stockholder Approval, (ii) with respect to the Company Merger, to the filing of the applicable Company Merger Certificates with, and acceptance for record of the Company Merger Certificates by, the Indiana Secretary and the DSOS, as applicable, and (iii) with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with, and acceptance for record of the Partnership Merger Certificates by, the DSOS and the Indiana Secretary, as applicable. No other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)            The Parent Board at a duly held meeting, has, on behalf of Parent and in Parent’s capacity as general partner of Parent OP (and on behalf of Parent in Parent’s capacity as sole member of Prologis Merger Sub and on behalf of Parent OP in Parent OP’s capacity as the sole member of Prologis OP Merger Sub), by unanimous vote (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers and declared that this Agreement and the transaction contemplated hereby (including the Parent Common Stock Issuance) are advisable and in the best interests of Parent and the stockholders of Parent, (ii) directed that the Parent Common Stock issuance be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of Parent Common Stock Issuance (the “Parent Recommendation”) and approved the inclusion of the Parent Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way except as expressly permitted hereunder.

(c)            Parent OP has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Parent OP is a party. The execution, delivery and performance by Parent OP of this Agreement and the consummation by Parent OP of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of Parent OP are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with, and acceptance for record of the Partnership Merger Certificates by, the DSOS and the Indiana Secretary, as applicable. This Agreement has been duly executed and delivered by Parent OP and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Parent OP, enforceable against Parent OP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3      Capitalization.

(a)            The authorized capital stock of Parent consists of 2,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on June 8, 2022, (i) 740,344,353 shares of Parent Common Stock were issued and outstanding, (ii) 1,278,965 shares of Parent Preferred Stock were issued and outstanding, (iii) 22,766,330 shares of Parent Common Stock were available for grant pursuant to future awards under Parent’s 2020 Long-Term Incentive Plan (determined without regard to any performance-based adjustment that will occur at the end of any applicable performance period for any outstanding award), (iv) an aggregate of 1,552,210 shares of Parent Common Stock were issuable in respect of outstanding restricted stock units, deferred stock units, dividend equivalent units, phantom shares, and other awards and entitlements outstanding pursuant to the equity compensation plans (including the 2020 Long-Term Incentive Plan) maintained by Parent, (v) no warrants, rights, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent or any Parent Subsidiary (other than the awards and entitlements disclosed in the foregoing clause (iv), the partnership units disclosed in the following clause (vi), and the Parent LTIP Units disclosed in the following clause (vii)) with respect to the Parent Common Stock were outstanding, (vi) 16,558,511 shares of Parent Common Stock were reserved for issuance upon redemption or exchange of Parent OP Units, Class A Convertible Common Units in Parent OP, Class A limited partnership interests in Prologis Fraser, L.P. and Class B common units in Prologis 2, L.P., (vii) an aggregate of 9,086,535 Parent LTIP Units (determined without regard to the performance-based adjustment that will occur at the end of any applicable performance period) were outstanding, and (viii) Parent does not have any shares of capital stock or other equity or voting interests issued or outstanding except as set forth in this sentence. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b)            Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c)            All shares of Parent Common Stock to be issued in respect of to the awards, entitlements, and Parent LTIP Units disclosed in Section 5.3(a)(v) and 5.3(a)(vii) shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. All such awards, entitlements, and Parent LTIP Units were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the applicable Parent equity compensation plan or nonqualified deferred compensation plan.

(d)            There are no agreements or understandings to which Parent, Parent OP or any Parent Significant Subsidiaries is a party with respect to the voting of any shares of capital stock of Parent or which restrict the transfer of any such shares.

(e)            Except as set forth in the Parent Partnership Agreement and Section 5.3(a) of the Parent Disclosure Schedule, as of the date of this Agreement, there are no outstanding contractual obligations of Parent, Parent OP or any Parent Significant Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of Parent, Parent OP or any Parent Significant Subsidiary.

(f)            Parent does not have a “poison pill” or similar stockholder rights plan.

(g)            Except as set forth in this Section 5.3, as of the date hereof, there are no (i) voting trusts, proxies or other similar agreements or understandings to which Parent, Parent OP or any Parent Significant Subsidiary was bound with respect to the voting of any shares of capital stock or other equity or voting interests of Parent or any Parent Significant Subsidiary, (ii) contractual obligations or commitments of any character to which Parent, Parent OP or any Parent Significant Subsidiary was a party or by which Parent, Parent OP or any Parent Significant Subsidiary was bound restricting the transfer or, or requiring the registration for sale of, any shares of capital stock or other equity or voting interests of Parent or any Parent Significant Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of capital stock or other equity or voting interests of Parent or any Parent Significant Subsidiary. As of the date hereof, none of Parent or any Parent Significant Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity or voting interests.

(h)            All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of Parent OP or any Parent Significant Subsidiary which have been authorized and declared prior to the date hereof have been paid in full or set aside for payment (except to the extent such dividends have been publicly announced and are not yet due and payable).

(i)            Parent is the sole general partner of Parent OP. As of June 8, 2022, Parent owned 740,344,353 Parent OP Units and 1,278,965 Parent OP Preferred Units, constituting 96.7% of the Parent Partnership Units. As of June 8, 2022, Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), owned in the aggregate 8,260,769 Parent OP Units, 9,086,535 Parent LTIP Units (determined without regard to the performance-based adjustment that will occur at the end of any applicable performance period), 213,440 Series T Units and 7,998,504 Class A Convertible Common Units, constituting 3.3% of the Parent Partnership Units (based on assumed full conversion of all Class A Convertible Common Units outstanding as of June 8, 2022). Except as set forth in this Section 5.3, as of the date hereof, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent OP to issue, transfer or sell any Parent Partnership Units. Except as set forth in the Parent Partnership Agreement, as of the date hereof, there are no outstanding contractual obligations of Parent OP to repurchase, redeem or otherwise acquire any partnership interests of Parent OP. The partnership interests owned by Parent and, to Parent’s Knowledge, the partnership interests owned by the Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), are subject only to the restrictions on transfer set forth in the Parent Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Parent Partnership Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 5.4      Significant Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Significant Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Significant Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Significant Subsidiary to issue, transfer or sell any interests of any Parent Significant Subsidiary. All issued and outstanding shares or other equity or voting interests of each Parent Significant Subsidiary (other than Parent OP) are owned directly or indirectly by Parent OP free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Parent OP’s or any Parent Significant Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5      Consents and Approvals; No Violations. Subject to receipt of the Parent Stockholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the applicable Company Merger Certificates with, and the acceptance for record of the Company Merger Certificates by, the Indiana Secretary and the DSOS, as applicable, and the filing of the applicable Partnership Merger Certificates with, and acceptance for record of the Partnership Merger Certificates by, the DSOS and the Indiana Secretary, as applicable, none of the execution, delivery or performance of this Agreement by Parent and Parent OP, the consummation by Parent and Parent OP of the transactions contemplated hereby or compliance by Parent, Parent OP or the Parent Significant Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Parent Governing Documents, the Parent OP Governing Documents or the organizational documents of any Parent Significant Subsidiaries, (ii) require any filing by Parent, Parent OP or any Parent Significant Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Form S-4 and Proxy Statement/Prospectus, and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by Parent, Parent OP or any Parent Significant Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Parent, Parent OP or any of the Parent Significant Subsidiaries pursuant to any of the terms, conditions or provisions of any Parent Material Contract to which Parent, Parent OP or any Parent Significant Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to Parent, Parent OP or any Parent Significant Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.6      Compliance with Applicable Laws. Since January 1, 2019, none of Parent, Parent OP or the Parent Significant Subsidiaries has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to Parent, Parent OP or any Parent Significant Subsidiary or by which any property or asset of Parent, Parent OP or any Parent Significant Subsidiary is bound (except for Laws addressed in Section 5.11 or Section 5.12, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except for Permits that are the subject of Section 5.11 and Section 5.12, which are addressed solely in those Sections, Parent, Parent OP and each Parent Significant Subsidiary has all Permits necessary to conduct Parent’s, Parent OP’s or a Parent Significant Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent, Parent OP or any Parent Significant Subsidiary has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2019, Parent, Parent OP and each Parent Significant Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 5.7      SEC Reports, Financial Statements and Internal Controls.

(a)            Each of the Parent Parties has, since January 1, 2019, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, Parent SEC Reports (other than preliminary materials) (i) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Parent OP. Neither Parent nor Parent OP has any outstanding and unresolved comments from the SEC with respect to Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of Parent OP, no Parent Subsidiary is required to file any periodic report with the SEC.

(b)            Neither Parent nor any Parent Significant Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent and any Parent Significant Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Significant Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent any Parent Significant Subsidiary or such Parent’s or Parent Significant Subsidiary’s audited financial statements or other Parent SEC Reports.

(c)            There are no liabilities of Parent or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2021 (including the notes thereto) included in the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2021.

(d)            Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Parent is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2021 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since January 1, 2019, Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (i) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in the reports Parent is required to file under the Exchange Act, and (ii) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 5.8      Litigation. There is no Action pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Significant Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Significant Subsidiary nor any of the Parent Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9      Absence of Certain Changes. From January 1, 2022 through the date hereof, Parent and the Parent Significant Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice (except for the matters with respect to the negotiation of this Agreement) and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of Parent Common Stock); (b) any material change in Parent’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (c) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10      Taxes.

(a)            Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has paid (or had paid on its behalf) all material Taxes that are required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)            Parent (i) for all taxable years commencing with its taxable year ending December 31, 1997 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and intends to continue to operate for the taxable year that includes the Closing (and currently intends to continue to operate thereafter), in such a manner as to permit it to qualify as a REIT for the taxable year that will include the Company Merger, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Parent’s Knowledge, threatened.

(c)            The most recent financial statements contained in Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)            No material deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)            No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a Parent Subsidiary REIT, a corporation that qualifies as a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(f)            No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(g)            Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(h)            (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(i)            Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(j)            There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k)            There is no Tax allocation or sharing agreement or similar arrangement with respect to which Parent or any Parent Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business).

(l)            Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(m)            Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or a Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(n)            Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o)            Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p)            Neither Parent nor any of the Parent Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 5.11      Properties.

(a)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of the Parent Subsidiaries owns fee simple title to or has a leasehold interest in each of the real properties identified as owned or leased by Parent in the Parent SEC Reports or otherwise that is purported to be owned or leased by Parent or a Parent Subsidiary (collectively, the “Parent Properties”). In each case, such Parent Properties are owned or leased, as the case may be, free and clear of Encumbrances, except for (i) liens for taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b)            Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of Parent Properties, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming its continued use in the manner it is currently operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(c)            Except as would not have, and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Parent Property in favor of a Governmental Authority, neither Parent nor any of the Parent Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Parent Property or any portion thereof.

(d)            To Parent’s Knowledge, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e)            With respect to any real property which, as of the date of this Agreement, is under ground-up development by Parent or any Parent Subsidiary (each, a “Parent Development Property,” and, collectively, the “Parent Development Properties”), there are no defaults under any of the Parent Development Contracts which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. Parent or the Parent Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the contemplated development, redevelopment or constructions of the Parent Development Properties as currently contemplated.

Section 5.12      Environmental Matters.

(a)            Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Neither Parent nor any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or have liability under, any Environmental Law, the subject of which remains unresolved, except as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)            Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for Parent or any Parent Subsidiary.

(d)            Since January 1, 2019, neither Parent nor any Parent Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by Parent or the Parent Subsidiaries, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)            Notwithstanding any other provision of this Agreement, this Section 5.12 contains the exclusive representations and warranties of the Parent Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 5.13      No Brokers. No broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in each case from the Company or any of the Company Subsidiaries in connection with this Agreement or the Mergers in each case based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 5.14      Opinion of Financial Advisor. Goldman Sachs & Co. LLC (“Goldman Sachs”), a financial advisor to Parent, rendered to the Parent Board its oral opinion, to be subsequently confirmed by delivery of Goldman Sachs’ written opinion, that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent. A true and complete copy of such opinion will be provided to the Company by Parent solely for informational purposes within one (1) Business Day after the date of this Agreement.

Section 5.15      Vote Required. The affirmative vote of the holders of a majority of the votes cast on the approval of the Parent Common Stock Issuance is the only vote of the holders of any class or series of shares of capital stock or other equity or voting interests of Parent necessary to approve this Agreement, the Parent Common Stock Issuance and the other transactions contemplated by this Agreement (the “Parent Stockholder Approval”). Parent, as a limited partner and as the sole general partner of the Parent OP has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, Parent OP.

Section 5.16      Parent Material Contracts.

(a)            The Parent SEC Reports set forth a true, correct and complete list of all Parent Material Contracts as of the date hereof. Each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto, and, to Parent’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)            None of Parent or any Parent Subsidiary is, and, to Parent’s Knowledge, no other party to a Parent Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary has received written, or to Parent’s Knowledge, oral notice of any material violation of, or material default under, any Parent Material Contract.

Section 5.17      Related Party Transactions. From January 1, 2019 through the date of this Agreement, there have been no transactions or contracts between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 5.18      Insurance. Parent and the Parent Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and which Parent believes are adequate for the operation of its business and the protection of its assets. There is no claim by Parent or any Parent Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer and (b) would have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by Parent with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.19      Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholder Meeting or the Parent Stockholder Meeting or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its directors and officers and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of any Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Parent Parties.

Section 5.20      Investment Company Act. None of Parent or any Parent Subsidiary is required to be registered under the Investment Company Act.

Section 5.21      Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 5.22      Activities of Prologis Merger Sub and Prologis OP Merger Sub. Each of Prologis Merger Sub and Prologis OP Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Each of Prologis Merger Sub and Prologis OP Merger Sub has engaged in no other business activities, has no liabilities or obligations, other than those incident to its formation and incurred pursuant to this Agreement, and has conducted its operations only as contemplated hereby.

Section 5.23      No Other Representations or Warranties. The Parent Parties acknowledge that, except for the representations and warranties made by the Company and the Partnership in Article IV, neither the Company, the Partnership nor any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1      Conduct of Business by the Company. During the period from the date of this Agreement until the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present officers, and (4) preserve the Company’s status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, none of the Company Parties or any of the Company Subsidiaries will (and the Company Parties will cause the Company Subsidiaries not to), during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)            split, combine, reclassify or subdivide any shares of capital stock, units or other equity or voting securities or ownership interests of any Company Party or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b)            declare, set aside or pay any dividend on, or make any other distributions (whether in cash, shares or property or otherwise) in respect of, any shares of capital stock of the Company, any units of the Partnership or other equity or voting securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the Partnership OP Units in connection with any permitted dividends paid on the Company Common Stock in accordance with the Partnership Agreement; (iii) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company, the Partnership or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; (iv) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company in accordance with the requirements of the organizational documents of such Company Subsidiary; and (v) distributions to the extent required for the Company to maintain its status as a REIT under the Code or to avoid or reduce the incurrence of any entity-level income or excise Taxes by the Company;

(c)            except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, (ii) issuances of shares of Company Common Stock upon the exercise or settlement of any Company Equity Award, in each case, that is outstanding as of the date of this Agreement or (iii) exchanges of Partnership OP Units or Partnership LTIP Units for shares of Company Common Stock, in accordance with the Partnership Agreement, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents (including Company Equity Awards and “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(d)            purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of any Company Party or a Company Subsidiary, other than (i) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to outstanding Company Equity Awards, (ii) the redemption or purchase of Partnership OP Units to the extent required under the terms of the Partnership Agreement, or (iii) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(e)            acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, real property or personal property, except acquisitions at a total cost of less than $75,000,000 in the aggregate;

(f)            sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except sales, transfers or other such dispositions of any Company Property or any other material assets that do not exceed $20,000,000 in the aggregate;

(g)            for any Company Development Properties, or for any other real property of the Company under development on the date hereof for which site work has commenced, or for projects currently in the planning stages, (i) expend or incur any amount, or (ii) enter into, amend, modify or terminate any Company Development Contracts which are Company Material Contracts, except (A) as contemplated by any existing Company Development Contract or (B) up to $50,000,000 in the aggregate in excess of the amounts set forth in clause (A);

(h)            (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company Credit Facility (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)), (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects by the Company or any Company Subsidiary, (C) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness and (z) the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (D) any additional Indebtedness in an amount that, in the aggregate, does not exceed $50,000,000 (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (E) inter-company Indebtedness among the Company and any wholly owned Company Subsidiaries or (F) any surety bonds not exceeding $5,000,000 individually or $50,000,000 in the aggregate, which, in the case of each of clauses (A) through (F), do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(i)            make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (ii) loans or advances required to be made under any of the existing Company Leases or ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property, (iii) loans or advances required to be made under any existing joint venture arrangement to which the Company or a Company Subsidiary is a party and that are set forth on Section 6.1(i) of the Company Disclosure Schedule and that have been made available to Parent, or (iv) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(j)            subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $5,000,000 individually or $50,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of shares of Company Common Stock or Partnership OP Units, are in accordance with Section 7.10;

(k)            fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(l)            enter into any new line of business;

(m)            fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(n)            enter into any joint venture, partnership or new funds or other similar agreement;

(o)            except (i) as required by applicable Law, (ii) as required by the terms of any Company Employee Program as in effect on the date hereof, (iii) as otherwise set forth in Section 6.1(o) of the Company Disclosure Schedule, or (iv) as required by any other provision of this Agreement, (A) hire any officer (with a title of vice president or higher) of the Company or promote or appoint any Person to a position of officer (with a title of vice president or higher) of the Company (other than to replace any officer that departs after the date of this Agreement), (B) increase in any manner the amount, rate or terms of compensation or benefits of any current or former trustees, officers or employees of the Company or any Company Subsidiary, (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other Company Employee Program, (D) accelerate the vesting or payment of any award under the Company Equity Incentive Plans or of any other compensation or benefits to any current or former trustees, officers or employees of the Company or any Company Subsidiary, (E) grant any equity or equity-based compensation awards under the Company Equity Incentive Plans or otherwise or grant any bonus, incentive, performance or other compensation plan or arrangement, or (F) fund (including through a grantor trust) or otherwise secure the payment of any compensation or benefits under any Company Employee Program;

(p)            except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Charter or Company Bylaws, (ii) the Partnership Agreement or Certificate of Formation, or (iii) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(q)            adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Company Subsidiaries to the extent permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Company Parties to consummate the Mergers;

(r)            amend any term of any outstanding shares of capital stock or other equity or voting security of the Company or any Company Subsidiary;

(s)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), except (i) as expressly permitted by this Section 6.1, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent or any Parent Subsidiary, (iv) the entry into any commercial leases in the ordinary course of business consistent with past practice or (v) in connection with change orders related to any construction, development, redevelopment or capital expenditure projects that either (A) do not materially increase the cost of any such project, or (B) are otherwise permitted pursuant to this Section 6.1;

(t)            enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(u)            make or commit to make any capital expenditures except (i) pursuant to the Company’s budget provided to Parent prior to the date of this Agreement, (ii) capital expenditures for tenant improvements in connection with new Company Leases, (iii) capital expenditures necessary to repair any casualty losses in an amount up to $10,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iv) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure);

(v)            take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company to fail to qualify as a REIT, or (ii) any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(w)           enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve the Company’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(x)            take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(y)            permit any insurance policy naming the Company or any of its Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(z)            except to the extent permitted by Section 7.4(d), take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(aa)         authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of the Company in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Partnership from taking any action, at any time or from time to time, as the Partnership reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement; and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2            Conduct of Business by Parent. During the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Significant Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present executive officers, and (4) preserve Parent’s status as a REIT within the meaning of the Code. Without limiting the foregoing, neither the Parent Parties nor any Parent Significant Subsidiary will (and the Parent Parties will cause the Parent Significant Subsidiaries not to), during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)            declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of capital stock of Parent, any units of Parent OP or other equity or voting securities or ownership interests in Parent or any Parent Significant Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.17; (ii) the declaration and payment by Parent of dividends pursuant to the terms of the Parent Series Q Preferred Shares; (iii) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock and distributions that are required to be made in respect of the Parent OP Preferred Units or Class A Convertible Common Units in accordance with the Parent Partnership Agreement; (iv) dividends or distributions, declared, set aside or paid by any Parent Significant Subsidiary to Parent or any Parent Subsidiary that is, directly or indirectly, wholly owned by Parent; (v) distributions by any Parent Significant Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the Parent OP Governing Documents or the organizational documents of such Parent Significant Subsidiary, as applicable; and (vi) distributions to the extent required for Parent or any Parent Subsidiary REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise Taxes by Parent or such Parent Subsidiary REIT;

(b)            acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof or real property that, in each case, would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers on a timely basis;

(c)            fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(d)            fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(e)            except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter (other than any amendments necessary to effect the Mergers or the other transactions contemplated hereby) or Parent Bylaws, (ii) the Parent Partnership Agreement (other than any amendments necessary to effect the Mergers or the other transactions contemplated hereby) or Parent OP Certificate of Limited Partnership or (iii) such equivalent organizational or governing documents of any Parent Significant Subsidiary material to Parent, Parent OP and the Parent Significant Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(f)            adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Parent OP or any Parent Significant Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(g)            take any action that would, or fail to take action, the failure of which to be taken would, reasonably be expected to cause (i) Parent or any Parent Subsidiary REIT to fail to qualify as a REIT or (ii) any Parent Significant Subsidiary other than a Parent Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(h)            take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)            except to the extent permitted by Section 7.4(d) or as required by applicable Law, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(j)            authorize, or enter into any contract, agreement, commitment or arrangement to take, any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of Parent OP and any Parent Subsidiary other than a Parent Subsidiary REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Parent OP from taking any action, at any time or from time to time, as Parent OP reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Tax Protection Agreement applicable to Parent, Parent OP or any Parent Subsidiary (a “Parent Tax Protection Agreement”), and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3             No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Parent OP’s or any Parent Subsidiary’s operations prior to the Company Merger Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

COVENANTS

Section 7.1            Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting; Parent Stockholder Meeting; Listing Application.

(a)            As soon as reasonably practicable following the date of this Agreement, (i) each of the Parties hereto shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Company Merger, which will include the preliminary Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to the NYSE the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Company Merger on the NYSE. Each of the Parties hereto shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Company Merger. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by the NYSE as promptly as is practicable following submission. Each of the Parties hereto shall furnish to any other Party any and all information concerning itself, its Affiliates and the holders of its shares of capital stock as may be required or reasonably requested to be disclosed in the Form S-4 and in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the NYSE listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the NYSE and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from the NYSE for amendments or supplements to the NYSE listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the NYSE listing application received from the NYSE and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from the NYSE with respect to the NYSE listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from the NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the NYSE listing application to the NYSE or responding to any comments of the NYSE, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel. Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Company Merger for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the NYSE listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Company Merger, and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions. Parent shall also take any other action required to be taken under the Securities Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the New OP Units in the Partnership Merger, and the Company shall furnish all information concerning the Company, the Partnership and the holders of the Partnership OP Units as may be reasonably requested in connection with any such actions. The Parent Parties shall have the right, to the extent necessary (and following consultation with the Company), to prepare and file a Form S-4 or any other registration form under the Securities Act or Exchange Act with respect to the New OP Units (the “OP Unit Form S-4”) to be issued in connection with the Partnership Merger. The Company Parties will cooperate in the preparation of the OP Unit Form S-4 pursuant to the immediately preceding sentence. For the avoidance of doubt, in the event the Parent Parties determine to prepare and file the OP Unit Form S-4, (I) the Parent Parties shall prepare and cause to be filed with the SEC, as promptly as reasonably practicable after such determination, the OP Unit Form S-4, and (II) all references in this Agreement to “Form S-4” (including this Section 7.1 and Section 8.1(d)) shall be deemed to refer to the Form S-4 and the OP Unit Form S-4, collectively.

(b)            If, at any time prior to the receipt of the Company Stockholder Approval and the Parent Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent or any of the Parent Subsidiaries, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c)            As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, (i) the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s stockholders for the purpose of seeking the Company Stockholder Approval (together with any adjournments or postponements thereof, the “Company Stockholder Meeting”) and (ii) Parent shall establish a record date for, duly call, give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of seeking the Parent Stockholder Approval (together with any adjournments or postponements thereof, the “Parent Stockholder Meeting”). Each of Parent and the Company shall cooperate and use their reasonable best efforts to cause the Parent Stockholder Meeting and the Company Stockholder Meeting to be held on the same date and as soon as reasonably practicable after the date of this Agreement. Each of the Company and Parent shall cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and the stockholders of Parent entitled to vote at the Parent Stockholder Meeting, as applicable, and to hold the Company Stockholder Meeting and the Parent Stockholder Meeting, as applicable, as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company Recommendation and the Parent Recommendation shall be included in the Proxy Statement/Prospectus and each of the Company and Parent, respectively, shall use its reasonable best efforts to obtain the Company Stockholder Approval and the Parent Stockholder Approval, respectively, unless a Change in Company Recommendation or a Change in Parent Recommendation, respectively, has occurred in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v), as applicable. Notwithstanding the foregoing provisions of this Section 7.1(c), (i) if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of this Agreement; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent and (ii) if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall make one or more successive postponements or adjournments of the Parent Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the approval of the Parent Common Stock Issuance; provided, that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of the Company.

Section 7.2            Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company Parties and the Parent Parties each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the applicable producing Party reasonably deems appropriate to produce to such Governmental Authority; provided that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, trustees or directors of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby; and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3           Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ and Parent’s and its directors’, as applicable, right and duty to act in a manner consistent with their duties, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary or as reasonably determined by Parent and the Company advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private third party, including any that are required to be obtained or made under any Law or any contract, agreement or instrument to which the Company or any Company Subsidiary or Parent, Parent OP or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Authority, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

Section 7.4           Acquisition Proposals; Changes in Recommendation.

(a)            Except as expressly provided in this Section 7.4, from and after the date hereof, each of Parent and the Company shall not, shall cause its respective Subsidiaries and its and their respective officers and directors not to, and shall instruct and use its reasonable best efforts to cause its and its respective Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Person relating to, an Acquisition Proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an Acquisition Proposal, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to any Acquisition Proposal (an “Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit Parent, the Company or their respective Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(b)            (i)           Notwithstanding anything in this Agreement to the contrary, each of the Parent Board and the Company Board shall be permitted to take the following actions, prior to the Parent Stockholder Meeting or the Company Stockholder Meeting, respectively, in response to an unsolicited bona fide written Acquisition Proposal (as applicable) by a Person made to it after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(c) by Parent, its Subsidiaries or its or their respective Representatives or the Company, its Subsidiaries or its or their respective Representatives, respectively and as applicable) and which the Parent Board or the Company Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or could reasonably be expected to lead to a Superior Proposal (as applicable), if the Parent Board or the Company Board, as applicable, concludes in good faith (after consultation with its outside legal counsel) that failure to do so would reasonably be expected to be inconsistent with their duties as members of the Parent Board or the Company Board, as applicable, under applicable Law: (A) engage in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal, and (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, prior to taking any of the actions described in the immediately preceding clause (A) and clause (B), Parent or the Company, as applicable, must comply with its obligations under Section 7.4(b)(ii) with respect to such Acquisition Proposal and must notify the Company or Parent, respectively and as applicable, that it intends to take such action with respect to such Acquisition Proposal. Each of Parent and the Company shall provide the other Party with a copy of any nonpublic information or data provided to the Person who made such Acquisition Proposal prior to or simultaneously with furnishing such information to such Person to the extent such nonpublic information or data has not been previously provided to the other Party, as applicable. For purposes of this Section 7.4(b), an “Acceptable Confidentiality Agreement” means, as applicable, a confidentiality agreement between Parent or the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are no more favorable as a whole to such counterparty than those contained in the Confidentiality Agreement with respect to the Company or Parent, as applicable, and which agreement does not prohibit the Company from complying with its obligations under this Agreement; provided, however, that such confidentiality agreement shall not contain any standstill.

(ii)            Each of Parent and the Company shall promptly (but in no event later than thirty-six (36) hours) notify the Company or Parent, respectively and as applicable, orally, and promptly thereafter in writing, of the receipt by Parent, Parent OP, the Parent Board or any of their respective Representatives, in the case of Parent, or the Company, the Partnership, the Company Board or any of their respective Representatives, in the case of the Company, of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry, proposal, indication of interest or offer, and the material terms and conditions of, such inquiry, proposal, indication of interest or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). Each of Parent and the Company shall (A) promptly (but in no event later than thirty-six (36) hours) notify the other Party, as applicable, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the Acquisition Proposal and (B) keep the other Party, as applicable, reasonably informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal.

(iii)            Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), neither the Parent Board, the Company Board nor any committee thereof shall (A) withhold or withdraw, or qualify or modify in any manner adverse to the Company Parties, the Parent Recommendation, or to the Parent Parties, the Company Recommendation, as applicable, (B) adopt, approve or recommend any Acquisition Proposal (or any transaction or series of related transactions included within the definition of an Acquisition Proposal), (C) fail to include the Parent Recommendation or the Company Recommendation, as applicable, in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the other Party so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Parent Common Stock or Company Common Stock, as applicable, fail to issue a press release or other public communication that reaffirms the Parent Recommendation or the Company Recommendation, as applicable, within ten (10) Business Days after the other Party so requests in writing, (F) authorize, cause or permit Parent or the Company, as applicable, or any of its respective Affiliates to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(b)(i)), or (G) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (F) (any such action set forth in this Section 7.4(b)(iii) with respect to the Company Recommendation, a “Change in Company Recommendation” and with respect to the Parent Recommendation, a “Change in Parent Recommendation”).

(iv)            Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, (x) at any time prior to the receipt of the Parent Stockholder Approval, the Parent Board may make a Change in Parent Recommendation and (y) at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation and/or terminate this Agreement pursuant to Section 9.1(e), in each case of clauses (x) and (y) (as applicable), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of Section 7.4(a) or Section 7.4(c) by Parent, its Subsidiaries or its or their respective Representatives or the Company, its Subsidiaries or its or their respective Representatives, respectively and as applicable) is made to Parent or the Company, as applicable, and is not withdrawn, (B) the Parent Board or the Company Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Parent Board or the Company Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties as members of the Parent Board or the Company Board, as applicable, under applicable Law, (D) four (4) Business Days (the “Notice Period”) shall have elapsed since Parent or the Company, as applicable, has given written notice to the other Party advising the other Party that Parent or the Company, as applicable, intends to take such action and specifying in reasonable detail the reasons therefor, including the material terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Superior Proposal Notice”), which Superior Proposal Notice shall not, in and of itself, be deemed a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, for any purpose of this Agreement, (E) during such Notice Period, Parent or the Company, as applicable, has considered and, if requested by the other Party, engaged and caused its Representatives to engage in good faith discussions with the other Party regarding any adjustment or modification of the terms of this Agreement proposed by the other Party, and (F) the Parent Board or the Company Board, as applicable, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other Party) that the failure to do so would reasonably be expected to be inconsistent with their duties as members of the Parent Board or the Company Board, as applicable, under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, however, that (1) if, during the Notice Period, any material revisions are made to the Superior Proposal (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Superior Proposal), the Parent Board or the Company Board, as applicable, shall give a new Superior Proposal Notice to the other Party prior to the expiration of the Notice Period and shall comply in all respects with the requirements of this Section 7.4(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period) and (2) in the event the Parent Board or the Company Board, as applicable, does not determine in accordance with the immediately preceding clause (F) that such Acquisition Proposal constitutes a Superior Proposal, but thereafter determines to make a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, pursuant to this Section 7.4 or (with respect to the Company and the Company Board only) terminate this Agreement pursuant to Section 9.1(e) with respect to an Acquisition Proposal (whether from the same or different Person), the foregoing procedures and requirements referred to in this Section 7.4(b)(iv) shall apply anew prior to the taking of any such actions.

(v)            Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, (I) at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make a Change in Company Recommendation (but only as set forth in clauses (A) or (C) or, to the extent related to clauses (A) or (C), clause (G) of Section 7.4(b)(iii)) and (II)  at any time prior to the receipt of the Parent Stockholder Approval, the Parent Board may make a Change in Parent Recommendation (but only as set forth in clauses (A) or (C) or, to the extent related to clauses (A) or (C), clause (G) of Section 7.4(b)(iii)), as applicable, if and only if (A) an Intervening Event has occurred with respect to the Company or the Company Subsidiaries or with respect to Parent or the Parent Subsidiaries, respectively and as applicable, (B) the Company Board or the Parent Board, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with their duties as members of the Company Board or Parent Board, as applicable, under applicable Law, (C) four (4) Business Days (the “Intervening Event Notice Period”) shall have elapsed since the applicable Party has given written notice (which written notice shall not, in and of itself, be deemed a Change in Company Recommendation or Change in Parent Recommendation, as applicable, for any purpose of this Agreement) to the other Party advising that such Party intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such Intervening Event Notice Period, such Party has considered and, if requested by the other Party, engaged and caused its Representatives to engage in good faith discussions with such other Party, regarding any adjustment or modification of the terms of this Agreement proposed by such other Party, and (E) the Company Board or the Parent Board, as applicable, following such Intervening Event Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party) that failure to do so would reasonably be expected to be inconsistent with their duties as members of the Company Board or Parent Board, as applicable, under applicable Law; provided, however, that in the event the Company Board or the Parent Board, as applicable does not make such a Change in Company Recommendation or a Change in Parent Recommendation, as applicable, following such Intervening Event Notice Period, but thereafter determines to make such a Change in Company Recommendation or a Change in Parent Recommendation, as applicable, pursuant to this Section 7.4(b)(v) in circumstances not involving an Acquisition Proposal, the foregoing procedures and requirements referred to in this Section 7.4(b)(v) shall apply anew prior to the taking of any such actions.

(vi)            Nothing contained in this Section 7.4 shall prohibit Parent or the Company from (A) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Parent Board or the Company Board, as applicable, reasonably determines (after consultation with its outside counsel) is required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Parent Board or the Company Board, as applicable, with respect to this Agreement or an Acquisition Proposal shall be deemed to be a change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless the Parent Board or the Company Board, as applicable, in connection with such communication publicly states that the Parent Recommendation or the Company Recommendation, as applicable, has not changed or refers to the prior recommendation of Parent or the Company, as applicable, without disclosing any Change in Parent Recommendation or Change in Company Recommendation, as applicable. For the avoidance of doubt, neither the Parent Board nor the Company Board may make a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v).

(c)            Upon execution of this Agreement, each of Parent and the Company agrees that it will and will cause its Subsidiaries, and its and their Representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal, (ii) terminate any such Third Party’s access to any physical or electronic data rooms and (iii) request that any such Third Party and its Representatives (A) destroy or return all confidential information concerning such Party or its Subsidiaries furnished by or on behalf of such Party or any of its Subsidiaries and (B) destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between such Party or any of its Subsidiaries and such Person. Each of Parent and the Company agrees that it will promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any violation of the restrictions set forth in this Section 7.4 by any officer, director or investment banker of such Party or any of its Subsidiaries shall be deemed to be a breach of this Section 7.4 by such Party for purposes of this Agreement.

(d)            Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of this Agreement to be submitted to a vote of its stockholders at the Company Stockholder Meeting. Notwithstanding any Change in Parent Recommendation, Parent shall cause the approval of the Parent Common Stock Issuance to be submitted to a vote of its stockholders at the Parent Stockholder Meeting.

(e)            Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), approval of this Agreement is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Stockholder Meeting, if necessary or appropriate, to solicit additional proxies, in the event there are not sufficient votes at the time of the Company Stockholder Meeting to obtain the Company Stockholder Approval, that the Company shall propose to be acted on by its stockholders at the Company Stockholder Meeting. Without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), approval of Parent Common Stock Issuance is the only matter, other than a proposal to approve the adjournment of the Parent Stockholder Meeting, if necessary or appropriate, to solicit additional proxies, in the event there are not sufficient votes at the time of the Parent Stockholder Meeting to obtain the Parent Stockholder Approval, that Parent shall propose to be acted on by its stockholders at the Parent Stockholder Meeting.

(f)            Neither Parent nor the Company shall submit to the vote of its stockholders any Acquisition Proposal other than the Mergers prior to the termination of this Agreement. In addition, except as part of a Change in Parent Recommendation otherwise permitted under this Section 7.4, prior to the termination of this Agreement, neither Parent nor any of its Subsidiaries shall file a proxy statement (including in preliminary form) with respect to, or publicly announce the entry into a definitive agreement providing for, an Acquisition Proposal (excluding the effects of clause (2) of such definition for purposes of this sentence) if such Acquisition Proposal would require a vote of Parent’s stockholders in connection with such Acquisition Proposal (it being understood that nothing in this sentence is intended to modify the rights and obligations of the Parties under Section 6.2, Section 7.1 or Section 7.4).

Section 7.5            Directors’ and Officers’ Indemnification.

(a)            From and after the Company Merger Effective Time, Parent (the “Indemnifying Party”) shall (or shall cause Parent OP to), for a period of six (6) years from the Company Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Company Merger Effective Time, serving as a manager, director, officer, trustee or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that an Indiana corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Indiana, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Company Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that an Indiana corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Indiana, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder without the prior written consent of the Indemnifying Party (such consent shall not be unreasonably withheld).

(b)            Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time now existing in favor of the current or former directors, officers, trustees, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Company Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified parties, for a period of six (6) years following the Company Merger Effective Time; provided that if, at any time prior to the sixth (6th) anniversary of the Company Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Company Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c)            Prior to the Company Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Company Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Company Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to 250% of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Schedule (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d)            If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e)            The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including any such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6            Access to Information; Confidentiality.

(a)            During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of its Subsidiaries to, (i) furnish the Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, and (ii) with respect to the Company and the Company Subsidiaries and subject to the terms of the Company Leases, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all Company Properties; provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not result in a loss of such attorney-client, attorney work product or other legal privilege) or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Notwithstanding the foregoing, access pursuant to this Section 7.6 shall not include the right to perform environmental testing of any kind (including any invasive environmental testing) without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed for any environmental testing that is non-invasive). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Company Merger Effective Time, each of the Company Parties and each of the Parent Parties shall not, and shall direct their respective Representatives and Affiliates not to, contact or otherwise communicate (for the avoidance of doubt, other than any public communications otherwise permitted by this Agreement) with parties with which such Party knows the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that, notwithstanding the foregoing or anything else in this Agreement or in the Confidentiality Agreement to the contrary, a Party and its respective Representatives and Affiliates may contact or otherwise communicate with such parties without any consent of the other Party (I) in pursuing its own business activities (operating in the ordinary course) or (II) in connection with the activities contemplated by Section 7.18.

(b)            Prior to the Company Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold any nonpublic information exchanged pursuant to this Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.7             Public Announcements. Except with respect to any Change in Company Recommendation, any Change in Parent Recommendation or any action taken by the Company or the Company Board or Parent or the Parent Board, as applicable, pursuant to and in accordance with Section 7.4, so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement and except for the initial press release that will be mutually agreed in good faith by the Parties and the filing of this Agreement (and a summary of this Agreement) and the Form S-4 and the Proxy Statement/Prospectus with the SEC, none of the Company or Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (a) if the disclosure contained therein is consistent in all material respects with the initial press release referred to above, the summary of this Agreement filed with the SEC, the Form S-4 or the Proxy Statement/Prospectus or (b) as may be required by Law, order or the applicable rules of any stock exchange or quotation system if, in the case of this clause (b), (i) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (ii) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party.

Section 7.8             Employment Matters.

(a)            During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the Continuing Employee’s termination of employment with Parent and the Parent Subsidiaries), Parent shall, and shall cause each Parent Subsidiary, as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time and who remains employed by Parent or any Parent Subsidiary immediately following the Company Merger Effective Time (each, a “Continuing Employee” and collectively, the “Continuing Employees”) with (i) except as otherwise mutually agreed between Parent and such Continuing Employee, a base salary or base wage rate and a target annual cash incentive opportunity that, in the aggregate, are not less than those that were provided to such Continuing Employee immediately prior to the Closing (provided that in no event may such base salary or base wage rate be less than that provided to such Continuing Employee immediately prior to the Closing), and (ii) health and welfare benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Parent and the Parent Subsidiaries. In addition, during the period commencing on the Company Merger Effective Time and ending on the date that is twelve (12) months after the Company Merger Effective Time (or if earlier, the date of the Continuing Employee’s termination of employment with Parent and the Parent Subsidiaries), Parent shall, and shall cause each Parent Subsidiary, as applicable, to, provide Continuing Employees who are not party to an existing severance letter agreement with the Company, with severance benefits that are consistent with, and no less favorable than, those described on Section 7.8(a) of the Company Disclosure Schedule.

(b)            Parent shall, and shall cause each Parent Subsidiary and Parent OP, as applicable, to, provide, each employee of the Company or any Company Subsidiary who is not party to an existing severance letter agreement with the Company, whose employment terminates as of the Company Merger Effective Time, and who meets the requirements for severance pay as described in Section 7.8(a) of the Company Disclosure Schedule, with severance benefits that are consistent with, and no less favorable than, those described on Section 7.8(a) of the Company Disclosure Schedule. In addition, from and after the Company Merger Effective Time, Parent shall, and shall cause each Parent Subsidiary, as applicable, to honor, in accordance with their terms, all existing severance letter agreements between the Company and any employee of the Company or any Company Subsidiary.

(c)            Parent shall, and shall cause the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan, maintained by Parent and the Parent Subsidiaries in which such Continuing Employee is eligible to participate (“Parent Employee Program”) (but not for purposes of any benefit accrual under any defined benefit pension plan) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, or (ii) such service was not recognized under the corresponding Company Employee Program.

(d)            Parent and the Company shall take the actions described in Section 7.8(d) of the Company Disclosure Schedule.

(e)            To the extent permitted by applicable Law, Parent shall use, and shall cause the Parent Subsidiaries to use, commercially reasonable efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Employee Program during the calendar year in which the Closing occurs.

(f)            During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8 and the Company and the Company Subsidiaries agree, upon the reasonable request of Parent, to assist the Parent Parties with respect to post-closing employment matters relating to employees of the Company and the Company Subsidiaries.

(g)            Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program or any Parent Employee Program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 7.9             Certain Tax Matters.

(a)            Each of Parent and the Company shall use their respective reasonable best efforts (before and, as relevant, after the Company Merger Effective Time) to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent or the Company shall take any action, or fail to take any action, that would reasonably be expected to cause the Company Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat the Company Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)            Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of shares of Company Common Stock or Partnership OP Units, all Transfer Taxes.

(c)            The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2022 taxable year, including by providing Parent information supporting amounts distributed and the calculation of the amount required to be distributed pursuant to Section 857(a) of the Code. Parent and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Parent to be treated as a Taxable REIT Subsidiary of Parent, effective as of the date of the Company Merger Effective Time.

(d)            Parent OP shall adopt the “traditional method” as set forth in Treasury Regulations Section 1.704-3 (and any analogous provision of state or local income tax law) with respect to any variation between the adjusted tax basis and fair market value, as of the Partnership Merger Effective Time, of any of the Company Properties or any other assets deemed transferred by the Partnership to Parent OP for federal income tax purposes.

Section 7.10          Notification of Certain Matters; Transaction Litigation.

(a)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, any of the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with any of the Mergers or the other transactions contemplated by this Agreement.

(b)            Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Drop Dead Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), this Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c)            Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against the Company, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company, such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11           Section 16 Matters. Prior to the Company Merger Effective Time, the Company and Parent shall, as applicable, take all such steps to cause any dispositions of shares of Company Common Stock (including derivative securities with respect thereto) or acquisitions of shares of Parent Common Stock (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable Law.

Section 7.12           Voting of Company Common Stock and Parent Common Stock. Parent shall vote all shares of Company Common Stock beneficially owned by it, Parent OP or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of this Agreement. The Company shall vote all shares of Parent Common Stock beneficially owned by it, the Partnership or any of the Company Subsidiaries as of the record date for the Parent Stockholder Meeting, if any, in favor of approval of the Parent Common Stock Issuance.

Section 7.13          Termination of Company Equity Incentive Plans and Company Direct Stock Purchase and Dividend Reinvestment Plan.

(a)            Prior to the Company Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plans no later than immediately prior to the Company Merger Effective Time to effect the intent of Article III and to terminate the Company Equity Incentive Plans effective as of the Company Merger Effective Time, and to ensure that no awards will be made under the Company Equity Incentive Plans following the Company Merger Effective Time and no Person shall otherwise acquire any interest in the Company, any Company Subsidiary, Parent or any Parent Subsidiary, whether by purchase, exercise or otherwise, under the Company Equity Incentive Plans after the Company Merger Effective Time.

(b)            The Company Board shall adopt such resolutions or take such other actions as may be required to suspend the Company Direct Stock Purchase and Dividend Reinvestment Plan as soon as reasonably practicable following the date of this Agreement, and ensure that no purchase or other rights under the Company Direct Stock Purchase and Dividend Reinvestment Plan enable the holder of such rights to acquire any interest in the Company or any Company Subsidiary as a result of such purchase or the exercise of such rights. The Company Board shall adopt such resolutions or take such other actions as may be required to terminate the Company Direct Stock Purchase and Dividend Reinvestment Plan, effective prior to the Company Merger Effective Time, and ensure that no purchase or other rights under the Company Direct Stock Purchase and Dividend Reinvestment Plan enable the holder of such rights to acquire any interest in Parent or any Parent Subsidiary as a result of such purchase or the exercise of such rights at or after the Company Merger Effective Time.

(c)            If requested by Parent, the Company shall (or shall cause each applicable Company Subsidiary to), not earlier than ten (10) Business Days prior to the Closing Date, terminate the Company 401(k) Plan as of the day immediately prior to the Closing Date (but contingent upon the occurrence of the Mergers) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which are reasonably satisfactory to Parent. Regardless of whether the Company 401(k) Plan terminates as provided in the immediately preceding sentence, before the Closing Date, the Company shall adopt resolutions providing that all participant accounts in the Company 401(k) Plan shall be 100% vested as of the day immediately prior to the Closing Date (but contingent upon the consummation of the Mergers).

Section 7.14          Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.15          Tax Representation Letters.

(a)            The Company Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(c) and Section 8.3(e), (ii) deliver to Alston & Bird LLP, counsel to the Company, and Mayer Brown LLP, counsel to Parent, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Alston & Bird LLP or Mayer Brown LLP (or such other counsel described in Section 8.2(c) and Section 8.3(d)) to render the opinions described in Section 8.2(c) and Section 8.3(d), respectively, on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4) and (iii) deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent, and Hogan Lovells US LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Company Merger Effective Time, respectively, and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, respectively, as described in Section 8.2(e), and Hogan Lovells US LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, respectively, as described in Section 8.3(e).

(b)           The Parent Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Mayer Brown LLP, counsel to Parent, or other counsel described in Section 8.3(d), a tax representation letter, dated as of the date of the Company Merger Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Parent Parties, containing customary representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Mayer Brown LLP, or such other counsel described in Section 8.3(d), to render the opinion described in Section 8.3(d) on the date of the Company Merger Effective Time (and, if required, on the effective date of the Form S-4), and (iii) deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent, and Hogan Lovells US LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Company Merger Effective Time, respectively, and signed by an officer of the Parent Parties, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, as described in Section 8.2(e), and Hogan Lovells US LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the date of the Company Merger Effective Time, as described in Section 8.3(e).

Section 7.16          Accrued Dividends. In the event that a distribution with respect to shares of Company Common Stock permitted under the terms of this Agreement has (a) a record date prior to the Company Merger Effective Time and (b) has not been paid as of the Company Merger Effective Time, the holders of shares of Company Common Stock and Partnership OP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.17          Dividends and Distributions.

(a)            From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Section 9.1, none of Parent or the Company shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of Parent (in the case of the Company) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, subject to the terms of this Section 7.17(a), (x) the authorization and payment of regular quarterly distributions at a rate not in excess of $0.28 per share, per quarter and (y) the regular distributions that are required to be made in respect of the Partnership OP Units in connection with any dividends paid on shares of Company Common Stock in accordance with the terms of the Partnership Agreement and (ii) in the case of Parent, subject to the terms of this Section 7.17(a), (x) the authorization and payment of regular quarterly distributions at a rate not in excess of $0.79 per share, per quarter (provided that, notwithstanding anything herein to the contrary, Parent and the Parent Board shall be permitted to increase its quarterly dividend without the Company’s consent by no more than 15% and to declare and pay such increased quarterly dividend; provided, further, that the Company shall be entitled to make a corresponding increase (of not more than 15%) in its dividend for the same quarterly period in which Parent makes such an increase), (y) the declaration and payment by Parent of dividends pursuant to the terms of the Parent Series Q Preferred Shares and (z) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock and distributions that are required to be made in respect of the Parent OP Preferred Units and Class A Convertible Common Units in accordance with the Parent Partnership Agreement; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Stock and the holders of Parent Common Stock, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that, and the Company and the Partnership will ensure that, any such quarterly dividend or distribution (or dividends or distributions) by the Company (and the Partnership) will have the same record date and the same payment date as Parent’s in order to ensure that the stockholders of the Company and Parent (and the limited partners of the Partnership and the Parent OP) receive the same number of such dividends and distributions between January 1, 2022 and the Partnership Merger Effective Time.

(b)            Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date for which shall be the close of business on the last Business Day prior to the Closing Date and the payment date shall be as soon as practicable following the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c)            If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the date of the Company Stockholder Meeting and the Parent Stockholder Meeting, as applicable, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of Company Common Stock, in an amount per share of Company Common Stock equal to the product of (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock multiplied by (B) the Exchange Ratio and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the quotient obtained by dividing (x) the REIT Dividend declared by the Company with respect to each share of Company Common Stock by (y) the Exchange Ratio. The record date for any dividend payable pursuant to this Section 7.17(c) shall be the close of business on the last Business Day prior to the Closing Date and the payment date for such dividend shall be as soon as practicable following the Closing Date.

Section 7.18           Other Transactions; Parent-Approved Transactions. During the Interim Period, and to the extent consistent with applicable Laws, the Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) identify certain assets that Parent may desire to be purchased by one or more Parent Subsidiaries or the Affiliates of the Parent Parties from one or more Company Subsidiaries as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Parent Subsidiaries, (b) identify certain assets that Parent may desire to be purchased by one or more Company Subsidiaries from one or more Parent Subsidiaries or the Affiliates of the Parent Parties as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Company Subsidiaries, (c) cause such purchases or sales referred to in the foregoing clauses (a) and (b) to be completed pursuant to such terms as may be designated by Parent and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code, (d) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited liability companies (or, if any such Company Subsidiary is organized as a limited liability company, make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes) and one or more Company Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (e) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more Company Subsidiaries at a price and on such other terms as designated by Parent, (f) exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any contract to which the Company or a Company Subsidiary is a party and (g) sell or cause to be sold any of the assets and properties of the Company or one or more Company Subsidiaries at a price and on such other terms as designated by Parent (any action or transaction described in clause (c) through (g), a “Parent-Approved Transaction”); provided, that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries existing as of the date hereof, (B) any Company Material Contract existing as of the date hereof, or (C) applicable Law, (ii) any such conversions, effective times of terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto, shall (A) be contingent upon all of the conditions set forth in Article VIII having been satisfied (or, with respect to Section 8.2, waived) and receipt by the Company of a written notice from Parent to such effect the Parent Parties are prepared to proceed immediately with the Closing and (B) with respect to the transactions described in clauses (e), (f) and (g), not occur prior to the Closing (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing, provided that if the Closing does not occur, the parties shall take all action necessary to reverse or otherwise not consummate any such transactions, without any liability to the Company or any Company Subsidiary), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, the Fractional Share Consideration or the Partnership Merger Consideration, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), (v) neither the Company nor any Company Subsidiary shall be required to take any such action that could result in any United States federal, state or local income Tax being imposed on, or adverse Tax consequences to, any holder of Partnership OP Units other than the Company or any Company Subsidiary or any equity holders in the Company (in such Person’s capacity as an equity holder) and (vi) neither the Company nor any of the Company Subsidiaries shall be required to (A) enter into any contract, or make any undertaking, that would not by its terms terminate upon a termination of this Agreement, with no continuing obligation or liability for the Company or any Company Subsidiary, (B) consent to, or enter into any contract providing for, the consummation of any sale or other disposition of any assets or properties prior to the Closing Date, or (C) pay any fee or incur any liability, other than reasonable out-of-pocket-expenses or reasonable security deposits that are advanced or promptly reimbursed by the Parent Parties in accordance with this Section 7.18. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.18. The Company shall not be deemed to have made a Change in Company Recommendation or entered into or agreed to enter an Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The Parent Parties shall, upon request by the Company, advance to the Company for all reasonable out-of-pocket costs or security deposits incurred by the Company and its Subsidiaries at Parent’s direction in connection with any actions taken by the Company and the Company Subsidiaries in accordance with this Section 7.18; provided that the Company shall promptly return to Parent any such amounts that are refunded to the Company or any Company Subsidiary. The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 9.3(a), nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 9.3(a). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 7.18, and Parent shall indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed), other than any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that result from the gross negligence or willful misconduct by the Company or any Company Subsidiary or from their failure to comply with any instructions of Parent with respect to any such actions.

Section 7.19           Registration Rights Agreements. Parent will use its reasonable best efforts to cause the resale of the Parent Common Stock that may be issued upon redemption of the New OP Units, including by any pledgees of the New OP Units, to be included on its existing registration statement promptly following the Closing (but, in any event, on or prior to the thirtieth (30th) day after the Closing Date).

Section 7.20           Financing Cooperation.

(a)            During the Interim Period, the Company shall, and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of the Company Debt Agreements) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including timely taking all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to Closing in respect of the Company Debt Agreements and delivering all officer’s certificates and legal opinions required to be delivered in connection thereof; provided that any arrangements, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into pursuant to this Section 7.20(a) shall be effective at or immediately prior to the Partnership Merger Effective Time (other than any notices required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Partnership Merger Effective Time).

(b)            During the Interim Period, Parent or one or more of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding debt issued under the Company Notes Indentures for cash (the “Offers to Purchase”); or (B) one or more offers to exchange any or all of the outstanding debt issued under the Company Notes Indentures for securities issued by the Partnership or any of its Affiliates (the “Offers to Exchange”); and (ii) solicit the consent of the holders of debt issued under the Company Notes Indentures regarding certain proposed amendments thereto (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Note Offers and Consent Solicitations”); provided that any such notice or offer shall expressly reflect that, and it shall be the case that, the closing of any such transaction shall not be consummated until the Closing and such transaction shall be funded using consideration provided by Parent or any of its Subsidiaries (or by the Company or any of the Company Subsidiaries if the payment thereof is to be made at or after the Closing). Any Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Company Notes Indenture and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Note Offers and Consent Solicitations, including the timing and commencement of any Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to each of the Company Notes Indentures in accordance with the terms thereof amending the terms and provisions thereof as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent; provided that the amendments effected by such supplemental indentures shall not become operative until the Closing. During the Interim Period, at Parent’s sole expense, the Company shall and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all cooperation reasonably requested by Parent to assist Parent in connection with any Note Offers and Consent Solicitations (including using commercially reasonable efforts to cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Note Offers and Consent Solicitations); provided that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Note Offers and Consent Solicitations other than, in connection with the execution of (i) any supplemental indenture relating to the Consent Solicitations, with respect to which the Company shall (x) deliver customary officers’ certificates and (y) customary legal opinions to the trustee under the applicable Company Notes Indenture in the form required by the applicable Company Notes Indenture or (ii) any dealer manager agreement or other similar agreement, with respect to which the Company shall deliver customary legal opinions to the dealer manager or other similar agent in the form required by the applicable dealer manager agreement, but only if such opinion is required to be delivered at or prior to Closing, in each case, to the extent such certificates and opinions would not conflict with applicable Laws. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Note Offers and Consent Solicitations will be selected and retained by Parent. If, at any time prior to the completion of the Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use commercially reasonable efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the notes outstanding under the Company Notes Indentures.

Section 7.21           Withholding Certificates. The Partnership shall use its reasonable best efforts to obtain and deliver to Parent prior to the Partnership Merger Effective Time a duly executed certificate of non-foreign status, dated as of the date of the Company Merger Effective Time, from each holder of Partnership OP Units that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) in compliance with Treasury Regulations 1.1445-2(b)(2), Section 1446(f)(2)(A) of the Code, IRS Notice 2018-29 and Proposed Treasury Regulations Section 1.1446-2(b)(2); provided, however, that in the event that any such certificate of non-foreign status is not delivered to Parent prior to the Partnership Merger Effective Time, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

Section 7.22           Parent Board. Prior to, and conditioned upon the occurrence of, the Company Merger Effective Time, Parent shall take all actions necessary in order to, upon the Company Merger Effective Time, add one (1) member of the Company Board as of the date of this Agreement as set forth on Section 7.22 of the Company Disclosure Schedule (“Company Board Designee”) to the Parent Board, to serve, together with the then members of the Parent Board, until the next annual meeting of stockholders of Parent. In connection with such next annual meeting of stockholder of Parent, the Board Governance and Nomination Committee of the Parent Board intends to recommend to the Parent Board the Company Board Designee for election to the Parent Board at such annual meeting of stockholders; provided that at such time the Company Board Designee satisfies the qualifications to serve on the Parent Board.

Article VIII

CONDITIONS TO THE MERGERS

Section 8.1             Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the Parties, at or prior to the Closing, of each of the following conditions:

(a)            Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)            No Prohibitive Laws. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers.

(c)            No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers.

(d)            Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e)            Listing. The shares of Parent Common Stock to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2             Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company Parties contained in Section 4.1 (Existence, Good Standing; Compliance with Law), Section 4.4 (Subsidiary Interests), Section 4.5 (Other Interests), Section 4.16 (No Brokers) and Section 4.23 (Information Supplied) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Company Parties contained in Section 4.2 (Authority), Section 4.10(c) (Absence of Certain Changes), Section 4.17 (Opinion of Financial Advisor), Section 4.18 (Vote Required), Section 4.24 (Investment Company Act) and Section 4.25 (Takeover Statutes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of the Company Parties contained in Section 4.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iv) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a). Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(b)            Performance of Obligations of the Company Parties. Each of the Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(c)            REIT Qualification Opinion. Parent shall have received a written tax opinion of Alston & Bird LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 1999 and ending with its taxable year that ends with the Company Merger, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

(d)           Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(e)           Section 368 Opinion. Parent shall have received the written opinion of Wachtell, Lipton, Rosen & Katz (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Section 8.3             Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in Section 5.1 (Existence, Good Standing; Compliance with Law), Section 5.13 (No Brokers) and Section 5.19 (Information Supplied) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Parent Parties contained in Section 5.2 (Authority), Section 5.9(c) (Absence of Certain Changes), Section 5.14 (Opinion of Financial Advisors) and Section 5.15 (Vote Required) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of Parent Parties contained in Section 5.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iv) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a). The Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(b)            Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(c)            Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(d)            REIT Qualification Opinion. The Company shall have received a tax opinion of Mayer Brown LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit C to this Agreement, dated as of the Closing Date, to the effect that beginning with Parent’s taxable year ended December 31, 1997 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

(e)            Section 368 Opinion. The Company shall have received the written opinion of Hogan Lovells US LLP (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1            Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Company Merger Effective Time, whether before or after the receipt of Company Stockholder Approval and the Parent Stockholder Approval (in each case, unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board, as applicable, as follows:

(a)            by the mutual written consent of Parent and the Company;

(b)            by either the Company or Parent, by written notice to the other Party:

(i)            if, upon the completion of the voting at the Company Stockholder Meeting, the Company Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily caused by any action or failure to act of any of the

Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii)            if, upon the completion of the voting at the Parent Stockholder Meeting, the Parent Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to Parent if the failure to obtain such Parent Stockholder Approval was primarily caused by any action or failure to act of any of the Parent Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(iii)            if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or

(iv)            if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on January 11, 2023 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Drop Dead Date;

(c)            by Parent upon written notice from Parent to the Company, if any of the Company Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Company Parties before such earlier date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent or Parent OP is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d)           by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Parent Parties before such earlier date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e)            by the Company upon written notice from the Company to Parent, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.4(b)(iv); provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(c) is made in full to Parent prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal;

(f)            by Parent upon written notice from Parent to the Company, (i) if a Change in Company Recommendation shall have occurred (provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) in respect of a Change in Company Recommendation shall expire if and when the Company Stockholder Approval is obtained), or (ii) upon a Willful Breach of Section 7.4 by the Company (it being understood that nothing in this Section 9.1(f) is intended to modify the rights of Parent and obligations of the Company with respect to a Willful Breach of this Agreement by the Company as provided in Section 9.2 or Section 9.3); or

(g)           by the Company upon written notice from the Company to Parent, (i) if a Change in Parent Recommendation shall have occurred or (ii) upon a Willful Breach of Section 7.4 by Parent; provided, however, that the Company’s right to terminate this Agreement pursuant to this Section 9.1(g) shall expire if and when the Parent Stockholder Approval is obtained (it being understood that nothing in this Section 9.1(g) is intended to modify the rights of the Company and obligations of Parent with respect to a Willful Breach of this Agreement by Parent as provided in Section 9.2 or Section 9.3).

Section 9.2            Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreement and the agreements contained in Section 7.6(b) (Access to Information; Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees and Expense Amount), Section 9.4 (Payment of Expense Amount or Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that nothing shall relieve any Party from liabilities or damages arising out of any fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3            Termination Fees and Expense Amount.

(a)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) (or by either the Company or Parent pursuant to Section 9.1(b)(ii) when either the Company or Parent could have terminated this Agreement pursuant to Section 9.1(b)(i)) or Section 9.1(b)(iv) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement, the Company (i) receives or has received an Acquisition Proposal with respect to the Company or any Company Subsidiary that has been publicly announced prior to the time of the Company Stockholder Meeting (with respect to a termination under Section 9.1(b)(i) (or, if applicable, Section 9.1(b)(ii))) or that has been publicly announced or otherwise communicated to the Company Board prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iv) or Section 9.1(c)), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions included within the definition of an Acquisition Proposal is consummated by the Company or a Company Subsidiary or the Company or a Company Subsidiary enters into an Acquisition Agreement, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee minus, if previously paid pursuant to Section 9.3(e), the Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(b)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii) (or by either the Company or Parent pursuant to Section 9.1(b)(i) when either the Company or Parent could have terminated this Agreement pursuant to Section 9.1(b)(ii)) or Section 9.1(b)(iv), and, after the date hereof and prior to the termination of this Agreement, Parent (i) receives or has received an Acquisition Proposal with respect to Parent or any Parent Subsidiary that has been publicly announced prior to the time of the Parent Stockholder Meeting (with respect to a termination under Section 9.1(b)(ii) (or if applicable Section 9.1(b)(i))) or that has been publicly announced or otherwise communicated to the Parent Board prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iv)), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions included within the definition of an Acquisition Proposal is consummated by Parent or a Parent Subsidiary or Parent or a Parent Subsidiary enters into an Acquisition Agreement, then Parent shall pay, or cause to be paid, to the Company, subject to the provisions of Section 9.4(a), the Termination Fee minus, if previously paid pursuant to Section 9.3(f), the Expense Amount, by wire transfer of same day funds to an account designated by the Company, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(b), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%).”

(c)            If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) Parent pursuant to Section 9.1(f), then, in each case, the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(d)            If this Agreement is terminated by the Company pursuant to Section 9.1(g), then Parent shall pay, or cause to be paid, to the Company, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days of such termination.

(e)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) (or by either the Company or Parent pursuant to Section 9.1(b)(ii) when either the Company or Parent could have terminated this Agreement pursuant to Section 9.1(b)(i)), the Company shall pay, or cause to be paid, to Parent the Expense Amount of the Parent Parties, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days after the date of such termination.

(f)            If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(ii) (or by either the Company or Parent pursuant to Section 9.1(b)(i) when either the Company or Parent could have terminated this Agreement pursuant to Section 9.1(b)(ii)), Parent shall pay, or cause to be paid, to the Company the Expense Amount of the Company Parties, by wire transfer of same day funds to an account designated by the Company, within two (2) Business Days after the date of such termination.

(g)            Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i)            under no circumstances shall either Parent or the Company be required to pay the Termination Fee on more than one occasion;

(ii)            under no circumstances shall either Parent or the Company be required to pay the Expense Amount on more than one occasion;

(iii)            if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(c) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Company Parties; and

(iv)            if this Agreement is terminated under circumstances in which Parent is required to pay the Termination Fee pursuant to Section 9.3(b) or Section 9.3(d) and the Termination Fee is paid to the Company (or its designee), the payment of the Termination Fee will be the Company Parties’ sole and exclusive remedy against the Parent Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Parent Parties.

(h)            Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if either Parent or the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against Parent or the Company, as applicable, for the payment of any amount set forth in this Section 9.3, Parent or the Company, as applicable, shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4             Payment of Expense Amount or Termination Fee.

(a)            In the event that Parent or the Company is obligated to pay the other Party the Expense Amount and/or Termination Fee, Parent or the Company, as applicable, shall pay to the other Party from the Expense Amount and/or Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to such other Party (or its designee) without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by such other Party’s independent certified public accountants (taking into account any known or anticipated income of such other Party which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event such other Party receives either (1) a letter from such other Party’s counsel indicating that such other Party has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from such other Party’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Expense Amount and/or Termination Fee, as applicable, less the amount payable under clause (A) above. To secure Parent or the Company’s obligation to pay these amounts, as applicable, Parent or the Company, as applicable, shall deposit into escrow an amount in cash equal to the Expense Amount and/or the Termination Fee, as applicable, with an escrow agent selected by Parent or the Company, as applicable (that is reasonably satisfactory to the other Party) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made, at the time Parent or the Company is obligated to pay the other Party such amount pursuant to Section 9.3, by wire transfer of immediately available funds.

(b)            The escrow agreement shall provide that the Expense Amount or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to Parent or the Company, as applicable (or its designee), unless the escrow agent receives any one or combination of the following: (i) a letter from such Party’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to such Party (or its designee) without causing such Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from such Party’s accountants revising that amount, in which case the escrow agent shall release such amount to such Party (or its designee), or (ii) a letter from such Party’s counsel indicating that such Party received a ruling from the IRS holding that the receipt by such Party (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that such Party’s outside counsel has rendered a legal opinion to the effect that the receipt by such Party (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to such Party (or its designee). Each of Parent and the Company agrees to amend this Section 9.4(b) at the request of the other Party in order to (x) maximize the portion of the Expense Amount and/or Termination Fee, as applicable, that may be distributed to such other Party (or its designee) hereunder without causing such other Party (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve such other Party’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist such other Party in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Expense Amount and/or Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of Parent or the Company, as applicable, to pay the unpaid portion of the Expense Amount and/or Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to Parent or the Company, as applicable. Parent (in the case of Expense Amount and/or Termination Fee, as applicable, payable by Parent) or the Company (in the case of Expense Amount and/or Termination Fee, as applicable, payable by the Company) shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c)            Except as set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Section 9.5             Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Stockholder Approval or the Parent Stockholder approval is obtained; provided, however, that after the Company Stockholder Approval or after the Parent Stockholder Approval is obtained, as applicable, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.

Section 9.6             Extension; Waiver. At any time prior to the Company Merger Effective Time, the Company Parties, on the one hand, and the Parent Parties, on the other hand, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of the Company Parties, on the one hand, and the Parent Parties, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Parties against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Article X

GENERAL PROVISIONS

Section 10.1           Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)	if to any of the Parent Parties:

Prologis, Inc.
1800 Wazee Street, Suite 500
Denver, CO 80202
	Attention:	Edward S. Nekritz, Chief Legal Officer and General Counsel
	Email:	enekritz@prologis.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Adam O. Emmerich
Robin Panovka
Viktor Sapezhnikov
	Email:	aoemmerich@wlrk.com
rpanovka@wlrk.com
vsapezhnikov@wlrk.com

(b)	if to any of the Company Parties:

Duke Realty Corporation
8711 River Crossing Boulevard
Indianapolis, IN 46240
	Attention:	Ann C. Dee, Executive Vice President, General Counsel and Corporate Secretary
	Email:	Ann.Dee@dukerealty.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
Columbia Square
555 13th St NW
Washington, DC 20004
	Attention:	David Bonser
Paul Manca
Stacey McEvoy
	Email:	david.bonser@hoganlovells.com
paul.manca@hoganlovells.com
stacey.mcevoy@hoganlovells.com

Section 10.2           Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, to the Company Disclosure Schedule or the Parent Disclosure Schedule, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least one (1) Business Day prior to the date of this Agreement, (b) furnished prior to the execution of this Agreement in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives at least one (1) day prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least one (1) day prior to the date of this Agreement. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3           Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Company Merger Effective Time. This Section 10.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Company Merger Effective Time.

Section 10.4           Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.5           Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except for (a) Article II and Article III, which shall inure to the benefit of the stockholders of the Company and the limited partners of the Partnership who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (b) Section 7.5, which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.6           Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.7           Choice of Law/Consent to Jurisdiction.

(a)            All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws (except that matters relating to the duties of the Company Board shall be subject to the Laws of the State of Indiana).

(b)            Each of the Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program (the “Maryland Court”) for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each of the Parties agrees, (i) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.8           Remedies.

(a)            Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.8, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c)            The Parties’ right of specific enforcement is an integral part of the Mergers and the other transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.8(c). In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.8(c).

Section 10.9           Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.10         WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11         Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PROLOGIS, INC.

By:	/s/ Edward S. Nekritz
	Name:	Edward S. Nekritz
	Title:	Chief Legal Officer, General Counsel and Secretary

PROLOGIS, L.P.

By: Prologis, Inc., its general partner

By:	/s/ Edward S. Nekritz
	Name:	Edward S. Nekritz
	Title:	Chief Legal Officer, General Counsel and Secretary

COMPTON MERGER SUB LLC

By: Prologis, Inc., its sole member

By:	/s/ Edward S. Nekritz
	Name:	Edward S. Nekritz
	Title:	Chief Legal Officer, General Counsel and Secretary

COMPTON MERGER SUB OP LLC

By: Prologis, L.P., its sole member

By: Prologis, Inc., its general partner

By:	/s/ Edward S. Nekritz
	Name:	Edward S. Nekritz
	Title:	Chief Legal Officer, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

DUKE REALTY CORPORATION

By:	/s/ James B. Connor
	Name:	James B. Connor
	Title:	Chairman and Chief Executive Officer

DUKE REALTY LIMITED PARTNERSHIP

By: Duke Realty Corporation, its general partner

By:	/s/ James B. Connor
	Name:	James B. Connor
	Title:	Chairman and Chief Executive Officer of the General Partner

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

Prologis to Combine with Duke Realty in $26 Billion All-Stock Transaction

Portfolio addition will drive long-term shareholder growth

SAN FRANCISCO and INDIANAPOLIS, June 13, 2022 - Prologis, Inc. (NYSE: PLD) and Duke Realty Corporation (NYSE: DRE) today announced that the two companies have entered into a definitive merger agreement by which Prologis will acquire Duke Realty in an all-stock transaction, valued at approximately $26 billion, including the assumption of debt. The respective board of directors for Prologis and Duke Realty have unanimously approved the transaction.

"We have admired the disciplined repositioning strategy the Duke Realty team has completed over the last decade," said Prologis Co-founder, CEO and Chairman Hamid R. Moghadam. "They have built an exceptional portfolio in the U.S. located in geographies we believe will outperform in the future. That will be fueled by Prologis’ proven track record as a value creator in the logistics space. We have a diverse model that allows us to deliver even more value to customers.”

With the transaction, Prologis is gaining high quality properties for its portfolio in key geographies, including Southern California, New Jersey, South Florida, Chicago, Dallas and Atlanta.

The acquisition on an owned and managed basis comprises:

•	153 million square feet of operating properties in 19 major U.S. logistics geographies.

•	11 million square feet of development in progress - about $1.6 billion in total expected investment.

•	1,228 acres of land owned and under option with a build-out of approximately 21 million square feet.

Prologis plans to hold approximately 94% of the Duke Realty assets and exit one market.

“This transaction is a testament to Duke Realty’s world-class portfolio of industrial properties, long-proven success and sustainable value creation we’ve delivered over the years,” said Duke Realty Chairman and CEO Jim Connor. “We have always respected Prologis, and after a deliberate and comprehensive evaluation of the transaction and the improved offer, we are excited to bring together our two complementary businesses. Together, we will be able to accelerate the potential of our business and better serve tenants and partners. We are confident that this transaction – including the meaningful opportunity it provides for shareholders to participate in the growth and upside from the combined portfolio — is in the best long-term interest of Duke Realty shareholders.”

The transaction is anticipated to create immediate accretion of approximately $310-370 million from corporate general and administrative cost savings and operating leverage as well as mark-to-market adjustments on leases and debt. In year one, the transaction is expected to increase annual core funds from operations* (Core FFO), excluding promotes per share by $0.20-0.25. On a Core AFFO basis, excluding promotes, the deal is expected to be earnings neutral in year one.

Further, future synergies have the potential to generate approximately $375- 400 million in annual earnings and value creation, including $70-90 million from incremental property cash flow and Essentials income, $5-10 million in cost of capital savings and $300 million in incremental development value creation.

"This transaction increases the strength, size and diversification of our balance sheet while expanding the opportunity for Prologis to apply innovation to drive long-term growth,” said Tim Arndt, Prologis’ chief financial officer. "In addition to generating significant synergies, the combination of these portfolios will help us deliver more services to our customers and drive incremental long-term earnings growth."

Under the terms of the agreement, Duke Realty shareholders will receive 0.475x of a Prologis share for each Duke Realty share they own. The transaction, which is currently expected to close in the fourth quarter of 2022, is subject to the approval of Prologis and Duke Realty shareholders and other customary closing conditions.

Goldman Sachs Group, Inc. and Citigroup are serving as financial advisors and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Prologis. Morgan Stanley & Co. LLC is serving as the lead financial advisor and Hogan Lovells US LLP is serving as legal advisor to Duke Realty. J.P. Morgan Securities LLC and Alston & Bird LLP are also serving as financial and legal advisors, respectively, to Duke Realty.

Webcast & Conference Call Information

Prologis will host a webcast and conference call today to discuss the transaction. Here are the event details:

•	Monday, June 13, 2022, at 10:00 a.m. U.S. Eastern time.

•	Live webcast at http://ir.Prologis.com by clicking Events & Presentations.

•	Participant Toll-Free Dial-In Number: 1 (888) 330-2502; Conference ID: 7126328.

•	A telephonic replay will be available from June 13 to June 27.

•	The webcast replay will be posted when available in the Investor Relations "Events & Presentations" section at www.prologis.com.

About Prologis

Prologis, Inc. is the global leader in logistics real estate with a focus on high-barrier, high-growth markets. As of March 31, 2022, the company owned or had investments in, on a wholly owned basis or through co-investment ventures, properties and development projects expected to total approximately 1.0 billion square feet (93 million square meters) in 19 countries. Prologis leases modern logistics facilities to a diverse base of approximately 5,800 customers principally across two major categories: business-to-business and retail/online fulfillment.

About Duke Realty

Duke Realty Corporation owns and operates approximately 164.9 million rentable square feet of industrial assets in 19 major logistics markets. Duke Realty Corporation is publicly traded on the NYSE under the symbol DRE and is a member of the S&P 500 Index. More information about Duke Realty Corporation is available at www.dukerealty.com.

FORWARD-LOOKING STATEMENTS

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty. Such statements involve uncertainties that could significantly impact Prologis’ or Duke Realty’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis’ and Duke Realty’s respective debt, capital structure and financial position, Prologis’ and Duke Realty’s respective ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and Duke Realty believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward- looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis’ and Duke Realty’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Duke Realty’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates; (xiv) increased or unanticipated competition for Prologis’ or Duke Realty’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings; (xviii) risks related to Prologis’ and Duke Realty’s investments in co-investment ventures, including Prologis’ and Duke Realty’s ability to establish new co-investment ventures; (xix) risks of doing business internationally, including currency risks; (xx) environmental uncertainties, including risks of natural disasters; (xxi) risks related to the coronavirus pandemic; and (xxii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis’ and Duke Realty’s respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor Duke Realty undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and Duke Realty’s shareholders. Investors and security holders will be able to obtain the Form S- 4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Duke Realty. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about Duke Realty’s directors and executive officers is available in Duke Realty’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8- K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or Duke Realty as indicated above.

Contact

For Prologis:

Investors

Jill Sawyer

jsawyer@prologis.com

Media

Jennifer Nelson

jnelson2@prologis.com

For Duke Realty:

Investors: Ron Hubbard; 317-808-6060

Media: Ben Spicehandler / Stephen Pettibone / Hannah Dunning; DRE-SVC@sardverb.com

Exhibit 99.2

Fontana, California

# Prologis and Duke Realty

Merger Conference Call

06.13.2022

Prologis and Duke Realty Merger Conference Call 06.13.2022 Caption text sample. Fontana, California

2 Important information Forward - Looking Statements The statements in this communication that are not historical facts are forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . These forward - looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and Duke Realty operate as well as beliefs and assumptions of Prologis and Duke Realty . Such statements involve uncertainties that could significantly impact Prologis’ or Duke Realty’s financial results . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward - looking statements, which generally are not historical in nature . All statements that address operating performance, events or developments that Prologis or Duke Realty expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and Duke Realty, rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis or Duke Realty operate, Prologis’ and Duke Realty’s respective debt, capital structure and financial position, Prologis’ and Duke Realty’s respective ability to earn revenues from co - investment ventures, form new co - investment ventures and the availability of capital in existing or new co - investment ventures — are forward - looking statements . These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict . Although Prologis and Duke Realty believe the expectations reflected in any forward - looking statements are based on reasonable assumptions, neither Prologis nor Duke Realty can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward - looking statements . Some of the factors that may affect outcomes and results include, but are not limited to : (i) Prologis’ and Duke Realty’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction ; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction ; (iii) risks related to diverting the attention of Prologis and Duke Realty management from ongoing business operations ; (iv) failure to realize the expected benefits of the proposed transaction ; (v) significant transaction costs and/or unknown or inestimable liabilities ; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay ; (vii) the risk that Duke Realty’s business will not be integrated successfully or that such integration may be more difficult, time - consuming or costly than expected ; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction ; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and Duke Realty to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships ; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction ; (xi) other risks related to the completion of the proposed transaction and actions related thereto ; (xii) national, international, regional and local economic and political climates and conditions ; (xiii) changes in global financial markets, interest rates and foreign currency exchange rates ; (xiv) increased or unanticipated competition for Prologis’ or Duke Realty’s properties ; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change ; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates ; (xvii) availability of financing and capital, the levels of debt that Prologis and Duke Realty maintain and their credit ratings ; (xviii) risks related to Prologis’ and Duke Realty’s investments in co - investment ventures, including Prologis’ and Duke Realty’s ability to establish new co - investment ventures ; (xix) risks of doing business internationally, including currency risks ; (xx) environmental uncertainties, including risks of natural disasters ; (xxi) risks related to the coronavirus pandemic ; and (xxii) those additional factors discussed under Part I, Item 1 A . Risk Factors in Prologis’ and Duke Realty’s respective Annual Reports on Form 10 - K for the year ended December 31 , 2021 . Neither Prologis nor Duke Realty undertakes any duty to update any forward - looking statements appearing in this communication except as may be required by law . Additional Information In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S - 4 (“Form S - 4 ”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and Duke Realty (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S - 4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . A definitive joint proxy statement/prospectus will be sent to Prologis’ and Duke Realty’s shareholders . Investors and security holders will be able to obtain the Form S - 4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or Duke Realty . The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www . ir . prologis . com or at the SEC’s website at www . sec . gov . These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1 , Bay 1 , San Francisco, CA 94111 . The documents filed by Duke Realty with the SEC may be obtained free of charge at Duke Realty’s website at the SEC Filings section of http : //investor . dukerealty . com or at the SEC’s website at www . sec . gov . These documents may also be obtained free of charge from Duke Realty by requesting them from Investor Relations by mail at 8711 River Crossing Blvd . Indianapolis, IN 46240 . This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Participants in the Solicitation Prologis and Duke Realty and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction . Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10 - K for the fiscal year ended December 31 , 2021 , its proxy statement dated March 25 , 2022 , for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8 - K/A filed with the SEC on April 5 , 2022 . Information about Duke Realty’s directors and executive officers is available in Duke Realty’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2021 , its proxy statement dated March 2 , 2022 , for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8 - K filed with the SEC on April 27 , 2022 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available . Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents from Prologis or Duke Realty as indicated above .

# Transaction overview

| | |
|---|---|
| **Structure and Consideration** | • 100% stock acquisition by Prologis, Inc. (NYSE: PLD) of Duke Realty Corporation (NYSE: DRE)<br>• 0.475x all-stock fixed exchange ratio<br>• Pro forma ownership[1] of ~80.5% Prologis / ~19.5% Duke Realty<br>• $25.6B transaction value[1], including the assumption of debt |
| **Management and Board Composition** | • No changes to Prologis executive management team<br>• Duke Realty to receive one seat on the Prologis Board of Directors<br>• Prologis will hire a number of Duke Realty personnel |
| **Year-One Accretion[2]** | • Core FFO* per share accretive by ~$0.20-0.25<br>• AFFO* per share to be neutral |
| **Expected Closing** | • 4Q 2022, subject to customary conditions, including approval by Prologis and Duke Realty shareholders |

3

3 Transaction overview • No changes to Prologis executive management team • Duke Realty to receive one seat on the Prologis Board of Directors • Prologis will hire a number of Duke Realty personnel Management and Board Composition • Core FFO* per share accretive by ~$0.20 - 0.25 • AFFO* per share to be neutral Year - One Accretion 2 • 4Q 2022, subject to customary conditions, including approval by Prologis and Duke Realty shareholders Expected Closing • 100% stock acquisition by Prologis, Inc. (NYSE: PLD) of Duke Realty Corporation (NYSE: DRE) • 0.475x all - stock fixed exchange ratio • Pro forma ownership 1 of ~80.5% Prologis / ~19.5% Duke Realty • $25.6B transaction value 1 , including the assumption of debt Structure and Consideration * This is a non - GAAP financial measure. 1. Pro forma ownership and transaction value based on 0.475x exchange ratio and share prices as of June 10, 2022. 2. Due to Prologis’ gains from real estate dispositions and the impact of real estate depreciation expense of the acquired Duke Rea lty assets, Prologis expects the acquisition to be dilutive to GAAP net earnings.

4 Strategic rationale Strategic Fit • Highly complementary portfolio / 94% hold portfolio • 153MSF operating portfolio / Combined 1,097MSF operating portfolio • Development in progress totaling 11MSF / Combined development in progress totaling 68MSF • Portfolio additions to Prologis’ holdings in its global markets, including SoCal, NJ, S. FL, Chicago, and Dallas Platform Benefits • Expands relationships with 239 existing customers while adding 557 new customers • Improves operating efficiency, reducing G&A 1 from 35bps to 29bps Synergies and Accretion • Year - One: $310 - 370M in G&A savings, operating leverage, and lease and debt adjustments • Future: $375 - 400M from incremental property cash flows and Essentials income, lower cost of capital, and annual development value creation potential Balance Sheet and Financial Strength • Increases the strength, size and diversification of the Prologis balance sheet • Expect to maintain A3 / A - (positive outlook) ratings from Moody’s and S&P 5 External Growth 2 • 1,228 acres 3 of owned and optioned land with buildout potential of 21MSF / $3.5B TEI 4 • Combined buildout potential of 214MSF / $31.3B TEI 1. G&A as a percentage of assets under management as of March 31, 2022. 2. Based on Duke Realty owned and managed portfolio as of March 31, 2022. Total expected investment for developments in progress is based on estimated costs. 3. Includes 533 acres of owned land and 107 acres classified as complementary real estate assets. Total includes 588 acres of op tio ned land, of which 575 acres are located in Columbus, OH with approximately 10.0MSF buildout, and 13 acres located in SoCal with approximately 0.3MSF buildout as of March 31, 2022. 4. Represents estimated total expected investment of the land buildout potential. 5. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at a ny time.

5 Superior combined entity Duke Realty assets would be complementary to, and enhanced by, Prologis’ leading logistics platform Occupancy 3 97.4% Lease Mark - to - Market 47% (52% in US 2 ) Building Sq Ft 1 1,000MSF Development Buildout 4 Strategic Capital Operational Solutions, Solar, EV, Workforce, Procurement Limited Solar Credit Rating (Moody’s / S&P) 8 A3 / A - Baa1 / BBB+ $70B of 3 rd Party AUM $1B of 3 rd Party AUM 6 193MSF / $27.8B 21MSF / $3.5B S&P 500 Ranking 7 #80 #333 97.5% 47% (51% in US 2 ) 1,165MSF Operational Solutions, Solar 5 , EV, Workforce, Procurement A3 / A - $71B of 3 rd Party AUM 214MSF / $31.3B #71 COMBINED Essentials Offerings 98.4% 48% 165MSF Source: Bloomberg, Company filings as of March 31, 2022, FactSet. 1. Includes operating, development, VAA - VAC - VAD, and other portfolios. 2. US represents 81% of annualized NOI of operating portfolio. 3. Period end occupancy for the operating portfolios as of March 31, 2022. 4. Development buildout represents estimated SF buildout for Prologis and total development SF buildout (including additional de vel opment capacity) for Duke Realty. Duke Realty development buildout includes 588 acres of optioned land, of which 575 acres are located in Columbus, OH with approximately 10.0MSF buildout, and 13 acres located in So Cal with approximately 0.3MSF buildout. 5. Current generation of 35 MWs (Duke Realty) and 312 MW (Prologis). 6. CBRE/Duke Realty JV as disclosed in Duke Realty’s financial filings. 7. Equity market capitalization as of June 10, 2022. 8. A securities rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any tim e by the ratings agency.

6 Seattle $18.6M NOI / 4.0 MSF Northern California $21.1M NOI / 3.6 MSF Southern California $113.1M NOI / 19.2 MSF Dallas $58.5M NOI / 17.2 MSF Houston $29.7M NOI / 5.8 MSF Minneapolis $28.7M NOI / 5.4 MSF Chicago $65.3M NOI / 18.1 MSF Indianapolis $42.4M NOI / 14.7 MSF Columbus $20.5M NOI / 6.5 MSF Cincinnati $32.8M NOI / 9.2 MSF Nashville $20.2M NOI / 3.6 MSF Raleigh $19.5M NOI / 2.9 MSF Atlanta $58.0M NOI / 13.9 MSF Savannah $32.7M NOI / 8.3 MSF Central Florida $25.6M NOI / 4.3 MSF South Florida $71.0M NOI / 9.2 MSF DC - Baltimore $17.1M NOI / 3.3 MSF New Jersey $87.3M NOI / 9.6 MSF Pennsylvania $27.4M NOI / 6.1 MSF Duke Realty: A leading U.S. portfolio 1 Source: Company filings. 1. Map reflects Duke Realty Q1 NOI at economic ownership as of March 31, 2022 annualized in millions. Duke Realty U.S. logistics op erating portfolio as of March 31, 2022. JV properties and JV developments shown at 100%. Duke Realty portfolio metrics based on total owned and managed portfolio as of March 31, 2022. 2. Includes 533 acres of owned land and 107 acres classified as complementary real estate assets. Total includes 588 acres of op tio ned land, of which 575 acres are located in Columbus, OH with approximately 10.0MSF buildout, and 13 acres located in SoCal with approximately 0.3MSF buildout as of March 31, 2022. 3. Represents estimated total expected investment of the owned land buildout potential. DUKE REALTY PORTFOLIO HIGHLIGHTS • 153MSF U.S. operating portfolio • 11MSF / $1.6B of development in progress • 1,228 acres 2 of owned and optioned land with buildout potential of 21MSF / $3.5B 3 LOS ANGELES NEW JERSEY MIAMI

# Strategically deepening Prologis' geographic presence

**TOP U.S. MARKETS BY % OF CASH NOI[1]**

25%
20%
15%
10%
5%
0%
20%
+19%
10%
+6%
10%
+33%
7%
+34%
7%
+13%
Southern California
Northern California
New Jersey
Chicago
Pennsylvania

**TOP U.S. MARKETS BY SQUARE FEET[2]**

(M)
120
100
80
60
40
20
0
114
+18%
70
+28%
56
+44%
51
+13%
50
+21%
Southern California
Chicago
Dallas
Pennsylvania
New Jersey

Prologis Duke Realty

**PORTFOLIO OVERVIEW[3]**

7

7 Strategically deepening Prologis’ geographic presence 20% 10% 10% 7% 7% 0% 5% 10% 15% 20% 25% Southern California Northern California New Jersey Chicago Pennsylvania TOP U.S. MARKETS BY % OF CASH NOI 1 Duke Realty Prologis TOP U.S. MARKETS BY SQUARE FEET 2 114 70 56 51 50 0 20 40 60 80 100 120 Southern California Chicago Dallas Pennsylvania New Jersey +19% +6% +33% +34% +13% +18% +28% +44% +13% +21% (M) PLD U.S. Duke Realty Pro Forma PLD U.S. Pro Forma PLD Global Operating Portfolio (MSF) 582 4 153 736 1,097 Development - in - process (MSF) 23 11 35 68 Total (MSF) 606 165 771 1,165 Land (Buildable MSF) 5 101 21 122 214 PORTFOLIO OVERVIEW 3 1. This is a non - GAAP financial measure. Prologis pro rata share of non - GAAP NOI as of March 31, 2022, and Duke Realty cash NOI at economic ownership as of March 31, 2022 for the operating portfolio. 2. Prologis and Duke Realty operating portfolios as of March 31, 2022. 3. Prologis and Duke Realty portfolio metrics based on U.S. owned and managed operating portfolio as of March 31, 2022. 4. Includes operating, VAA - VAC - VAD, and other portfolios. 5. Development buildout for Duke Realty includes 588 acres of optioned land, of which 575 acres are located in Columbus, OH with ap proximately 10.0MSF buildout, and 13 acres located in SoCal with approximately 0.3MSF buildout.

8 Future Incremental Property Cash Flows and Essentials Income $70 - 90M Lower Cost of Capital $5 - 10M Incremental Annual Development Value Creation Potential $300M Future Potential $375 - 400M Synergies and accretion * This is a non - GAAP financial measure. Timing Category Estimated Impact (Annual) Year - One Corporate G&A Savings and Operating Leverage • Scaling platform, property management and leasing capabilities $60 - 70M Lease and Debt Fair Value Adjustments • Fair - value adjustments and straight - line rent reset of Duke Realty’s leases and debt $250 - 300M Year - One Accretion $310 - 370M • Year - One Core FFO* per share accretive by ~$0.20 - 0.25 • Year - One AFFO* per share to be neutral

9 Capitalization * This is a non - GAAP financial measure. Pro forma Adjusted EBITDA includes the impact of G&A and property management synergies b ut excludes any potential purchase accounting and revenue synergies. 1. Prologis and Duke Realty standalone share counts as of March 31, 2022. Prologis standalone share count of 764.9 million share s i ncludes basic shares, vested stock awards, and partnership units, but excludes unvested stock awards and LTIP OP units. Combined pro forma share count of 949.6 million shares assumes 0.475x exchange ratio and reflects issuance of 184.7 million Prologis’ shares to Duke Realty’s shareholders (including vesting of equity awards). 2. Excludes noncontrolling interests. 3. Duke Realty metric calculated as net debt as a percentage of total market capitalization. 4. Expected to maintain or strengthen Prologis credit ratings. Note: a securities rating is not a recommendation to buy, sell or ho ld securities and may be subject to revision or withdrawal at any time. As of March 31, 2022 (in millions) Prologis Duke Realty Combined Total shares and units 1 764.9 388.8 949.6 Equity market capitalization $123,516 $22,573 $153,338 Debt at company share $19,244 $3,801 $23,449 Preferred equity $64 $0 $64 Total market capitalization $142,825 $26,370 $176,846 2 Debt / Adjusted EBITDA * 4.7x 5.0x 4.5x Fixed charge coverage ratio 11.0x 6.4x 13.0x Total debt as a % of total market capitalization 13.5% 14.4% 3 13.3% Credit ratings A3 / A - (positive outlook) Baa1 / BBB+ (positive outlook) A3 / A - (positive outlook) 4 % of USD NOI * 81.3% 100.0% 84.7% % of USD net equity 95.0% 100.0% 95.8%

# Prologis can unlock substantial value from Duke's assets

**PROLOGIS ESSENTIALS**

**PROLOGIS ENTERPRISE CAPABILITIES**

Operations
Energy
Workforce
Transportation
Digital
Global Procurement Platform
Prologis Ventures
Strategic Capital Franchise
Global Leader in ESG
PLATFORM DIFFERENTIATORS

10

10 Strategic Capital Franchise Operations Energy Workforce Global Leader in ESG Prologis Ventures Global Procurement Platform Transportation Digital PLATFORM DIFFERENTIATORS Prologis can unlock substantial value from Duke’s assets PROLOGIS ENTERPRISE CAPABILITIES PROLOGIS ESSENTIALS 10 Strategic Capital Franchise Operations Energy Workforce Global Leader in ESG Prologis Ventures Global Procurement Platform Transportation Digital PLATFORM DIFFERENTIATORS Delivering end - to - end solutions platform to address critical supply chain challenges Utilizing procurement capabilities to reduce costs and deliver ahead of the competition Learnings through investments in early - stage companies innovating across the supply chain Ability to grow U.S. assets through Strategic Capital franchise and enhance ROE Setting new standard to support our customers’ sustainability goals

# Strong track record of shareholder returns

**AVERAGE ANNUAL TOTAL SHAREHOLDER RETURN SINCE 1997 AMB IPO**

+560bps
+550bps
+310bps
+300bps
+11.5%
+8.4%
+8.5%
+5.9%
+6.0%
DJIA
S&P 500
Nasdaq Composite
Equity REIT Index
PLD

Source: FactSet as of June 10, 2022.

11

11 +5.9% +6.0% +8.4% +8.5% +11.5% DJIA S&P 500 Nasdaq Composite Equity REIT Index PLD Strong track record of shareholder returns Source: FactSet as of June 10, 2022. AVERAGE ANNUAL TOTAL SHAREHOLDER RETURN SINCE 1997 AMB IPO The Prologis platform and business model has outperformed key benchmarks +560bps +550bps +310bps +300bps

12 Prologis public M&A has created meaningful value Premium 1 15.6% 21.3% 31.8% NAV - to - NAV Premium 2 21.8% (3.5)% 25.9% Performance Since Acquisition 3 122.5% 48.9% - Outperformance Since Acquisition 3 38.1% 22.4% - Portfolio Hold % 93% 71% 94% Source: Bloomberg, Company filings, FactSet. 1. Represents the offer premium to undisturbed share price for each transaction (May 9, 2022 for Duke Realty). 2. Based on consensus NAV estimates per FactSet immediately prior to the acquisition announcement. 3. Represents total shareholder returns, which assume reinvestment of common and special dividends from closing date of respecti ve acquisition (August 22, 2018 for DCT; February 4, 2020 for LPT) until May 9, 2022. Outperformance relative to industrial peers including DRE, EGP, FR, REXR, STAG, and TRNO.

13 13 A highly compelling transaction • Duke Realty has built a business that has performed well compared to other industrial REITs • Highly complementary assets will enhance Prologis’ current portfolio • Significant synergies will drive accretion • Prologis’ scaled platform can unlock value in Duke Realty’s portfolio, as it has with past acquisitions 13